Exhibit 99.9

WORLD COLOR PRESS INC.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

SERIES I AND SERIES II WARRANT INDENTURE

made as of July 21, 2009

Providing for the creation and issuance of Series I and Series II Warrants

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Meaning of Outstanding	9
1.3	Words Importing the Singular and Gender	9
1.4	Interpretation Not Affected by Headings, Etc.	9
1.5	Day Not a Business Day	10
1.6	Time of the Essence	10
1.7	Currency	10
1.8	Governing Law	10
1.9	Beneficiaries	10
1.10	Conflicts	10

ARTICLE 2 THE WARRANTS		10
2.1	Creation and Authorization of Series I Warrants	10
2.2	Terms of Series I Warrants	11
2.3	Creation and Authorization of Series II Warrants	11
2.4	Terms of Series II Warrants	11
2.5	Form of Warrant Certificates	11
2.6	Signing of Warrant Certificates	12
2.7	Certification by Warrant Agent	13
2.8	Series I Warrants and Series II Warrants to Rank Pari Passu	13
2.9	Reliance by Warrant Agent	13
2.10	Issue in Substitution for Lost Certificates, Etc.	14
2.11	Purchase of Warrants for Cancellation	14
2.12	Cancellation of Surrendered Warrants	14
2.13	Warrantholder not a Shareholder	15

ARTICLE 3 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF WARRANTS		15
3.1	Registration and Transfer of Warrants	15
3.2	Exchange of Warrant Certificates	17
3.3	Reasonable Charges for Transfer or Exchange	17
3.4	Ownership of Warrants	17
3.5	Assumption by Transferee	17

ARTICLE 4 EXERCISE OF WARRANTS		18
4.1	Exercise	18
4.2	Effect of Exercise	20
4.3	No Fractional Common Shares	21
4.4	Warrants Void After Expiry Time	21
4.5	Recording	21
4.6	Securities Restrictions	21
4.7	Change of Control	21

ARTICLE 5 ADJUSTMENTS		25

i

5.1	Adjustments to Exercise Rights	25
5.2	Rules Regarding Calculation of Adjustment	28
5.3	Certificate as to Adjustment	29
5.4	Notice of Special Matters	29
5.5	Protection of Warrant Agent	30

ARTICLE 6 COVENANTS		30
6.1	General Covenants	30
6.2	Warrant Agent’s Remuneration and Expenses	31
6.3	Performance of Covenants by Warrant Agent	32

ARTICLE 7 ENFORCEMENT		32
7.1	Warrantholders May Not Sue	32
7.2	Suits by Warrantholders	33
7.3	Warrant Agent May Institute All Proceedings	33
7.4	Immunity of Shareholders, etc.	33
7.5	Limitation of Liability	33

ARTICLE 8 MEETINGS OF WARRANTHOLDERS		34
8.1	Right to Convene Meetings	34
8.2	Notice	34
8.3	Chairman	34
8.4	Quorum	34
8.5	Power to Adjourn	35
8.6	Show of Hands	35
8.7	Written Ballot	35
8.8	Voting; Series Votes	35
8.9	Regulations	36
8.10	The Corporation and Warrant Agent may be Represented	37
8.11	Powers Exercisable by Extraordinary Resolution	37
8.12	Meaning of “Extraordinary Resolution”	38
8.13	Powers Cumulative	39
8.14	Minutes	39
8.15	Instruments in Writing	39
8.16	Binding Effect of Resolutions	40
8.17	Holdings by the Corporation and Subsidiaries Disregarded	40
8.18	Application of CBCA Rules to Warrantholders’ Meeting	40

ARTICLE 9 SUPPLEMENTAL INDENTURES		41
9.1	Provision for Supplemental Indentures for Certain Purposes	41

ARTICLE 10 CONCERNING THE WARRANT AGENT		42
10.1	Indenture Legislation	42
10.2	Warrant Agent’s Authority to Carry on Business	42
10.3	Rights and Duties of Warrant Agent	42
10.4	Evidence, Experts and Advisers	43
10.5	Documents, Money, Etc. held by Warrant Agent	44
10.6	Action by Warrant Agent to Protect Interests	45

ii

10.7	Warrant Agent not Required to Give Security	45
10.8	Protection of Warrant Agent	45
10.9	Replacement of Warrant Agent	47
10.10	Conflict of Interest	48
10.11	Acceptance of Agency	48

ARTICLE 11 GENERAL		48
11.1	Notice to the Corporation and Warrant Agent	48
11.2	Notice to Warrantholders	49
11.3	Satisfaction and Discharge of Indenture	50
11.4	Benefit of Parties and Warrantholders	50
11.5	Discretion of Directors	51
11.6	Counterparts and Formal Date	51
11.7	Language	51
11.8	Assignment	51
11.9	Benefit of the Agreement	51
11.10	Severability	51

iii

SERIES I AND SERIES II WARRANT INDENTURE

THIS INDENTURE is made as of July 21, 2009

BETWEEN	WORLD COLOR PRESS INC., a corporation existing under the laws of Canada

(the “Corporation”)

AND	COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada

(the “Warrant Agent”)

WHEREAS the Corporation deems it necessary to enter into this Series I and Series II Warrant Indenture to provide for the creation and issuance of the Warrants in the manner hereinafter set forth;

AND WHEREAS the Corporation is duly authorized to create and issue the Warrants as herein provided and complete the transactions contemplated herein;

AND WHEREAS all things necessary have been done and performed to make the Warrant Certificates, when certified by the Warrant Agent and issued and delivered as herein provided, legal, valid and binding on the Corporation with the benefits of and subject to the terms of this Series I and Series II Warrant Indenture;

AND WHEREAS the Warrant Agent has agreed to enter into this Series I and Series II Warrant Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those Persons who from time to time become holders of Warrants issued pursuant to this Series I and Series II Warrant Indenture;

NOW THEREFORE, in consideration of the premises, the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Corporation hereby appoints the Warrant Agent as warrant agent for the Warrantholders, to hold all rights, interests and benefits contained herein for and on behalf of those Persons who become holders of Warrants issued pursuant to this Series I and Series II Warrant Indenture, and the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1                               Definitions

In this Series I and Series II Warrant Indenture, unless something in the subject matter or context is inconsistent therewith:

“Affiliate” means any Person which, directly or indirectly, controls or is controlled by or is under common control with the Corporation.

“Affected Series” has the meaning ascribed thereto in Section 8.8(3).

“Applicable Law” means, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, multilateral and national instruments, treaties, orders, judgements and decrees, and all official requests, directives, rules, guidelines, orders, policies, practices and other requirements, of any Governmental Authority, stock exchange, quotation system or other non-governmental regulatory authority or agency having jurisdiction relating or applicable at such time to such Person, property, transaction, event or other matter, and includes any interpretation of any of the foregoing by any Person having jurisdiction over it or charged with its administration or interpretation.

“Business Day” means a day that is not a Saturday, Sunday or civic or statutory holiday in Montreal, Quebec, Canada or Toronto, Ontario, Canada.

“Certificate of the Corporation”, “Order of the Corporation” and “Request of the Corporation” mean, respectively, a written certificate (other than a Warrant Certificate), order or request signed in the name of the Corporation by its chief executive officer, chief financial officer or a vice-president or a Director and, in addition, by its secretary or assistant secretary or treasurer or another vice-president or another Director, and may consist of one or more instruments so executed and delivered to the Warrant Agent.

“Change of Control” means the occurrence of either of the following events: (i) the direct or indirect acquisition in a single transaction or a series of related transactions by any Person or Persons acting jointly or in concert of fifty per cent (50%) or more of the outstanding Voting Shares of the Corporation, whether by way of take-over bid, merger, amalgamation, arrangement or otherwise; or (ii) the sale by the Corporation in a single transaction or a series of related transactions, other than on, in connection with or pursuant to the liquidation, dissolution, winding up, bankruptcy, insolvency or insolvent restructuring or reorganization of the Corporation, of the assets of the Corporation and its Subsidiaries which, taken as a whole, comprise ninety-five per cent (95%) or more of the net book value of the consolidated assets of the Corporation and its Subsidiaries as of the end of the Corporation’s most recently completed fiscal quarter, determined in accordance with generally accepted accounting principles applicable to the Corporation, or to which, taken as a whole, may reasonably be attributed the generation of ninety-five per cent (95%) or more of the consolidated earnings before interest, depreciation and amortization of the Corporation and its Subsidiaries over the Corporation’s four most recently completed fiscal quarters, determined in accordance with generally accepted accounting principles applicable to the Corporation.

“Class A Preferred Shares” means the Class A Convertible Preferred Shares in the capital of the Corporation and any other securities into which those shares may be reclassified, redesignated, subdivided, consolidated or changed, from time to time.

“Common Share Capital Reorganization” has the meaning ascribed thereto in Section 5.1(5).

“Common Share Reorganization” has the meaning ascribed thereto in Section 5.1(2)(c).

“Common Shares” means the common shares in the capital of the Corporation, provided that in the event of any adjustment pursuant to Article 5, Common Shares will thereafter mean the shares or other securities or property resulting from such adjustment.

“control” (a) when applied to the relationship between a Person and a corporation, means the beneficial ownership by that Person at the relevant time of shares of that corporation carrying more than the greater of (i) a majority of the voting rights ordinarily exercisable at meetings of shareholders of that corporation and (ii) the percentage of voting rights ordinarily exercisable at meetings of shareholders of that corporation that are sufficient to elect a majority of the directors, (b) when applied to the relationship between a Person and an unincorporated entity, other than a limited partnership, means the beneficial ownership by that Person at the relevant time of more than fifty per cent (50%) of the ownership interests of the unincorporated entity in circumstances where it can reasonably be expected that that Person directs the affairs of the unincorporated entity, and (c) when applied to the relationship between a Person and a limited partnership, means control within the meaning of clauses (a) or (b), as applicable, above of the general partner of the limited partnership, or if no such control of the general partner exists, then the general partner of a limited partnership controls the limited partnership; and “controlling” and “controlled” have corresponding meanings.

“Counsel” means, in the case of Counsel to the Warrant Agent, any barrister, solicitor or other lawyer or firm of barristers, solicitors or other lawyers retained or employed by the Warrant Agent and, in the case of Counsel to the Corporation, any barrister, solicitor or other lawyer or firm of barristers, solicitors or other lawyers retained or employed by the Corporation.

“Corporation” means World Color Press Inc., as it may be renamed or amalgamated from time to time and includes any successor corporation thereto.

“Corporation’s auditors” means KPMG LLP, or such other firm of chartered accountants duly appointed as auditors of the Corporation from time to time by the shareholders of the Corporation.

“Current Market Price” means, in respect of the Common Shares on any particular date: (a) the VWAP (or, for greater certainty, if VWAP is not at the relevant time expressed in U.S.$, the U.S.$ Equivalent thereof) of such shares for the period of thirty (30) consecutive Trading Days ending on the Trading Day immediately preceding such date on a stock exchange or quotation system or, if the Common Shares are not listed or posted on any stock exchange or quoted on any quotation system, then on an over-the-counter market; or (b) if neither of the foregoing are applicable, then as determined in U.S.$ by the Directors in good faith based on the advice of an Investment Dealer.

“Director” means a director of the Corporation for the time being, and reference to action by the Directors means action by the directors of the Corporation as a board or, whenever duly empowered, action by an executive or other committee of the board.

“Dividends Paid in the Ordinary Course” means dividends paid on the Common Shares in any financial year of the Corporation, whether in (i) cash, (ii) other property of the Corporation, (iii) shares of the Corporation, or (iv) rights, options or warrants to purchase any shares, property or other assets of the Corporation (but excluding rights, options or warrants referred to in Section 5.1(3) or 5.1(4)), in each case to the extent that the amount or value of such dividends in the aggregate does not exceed the greater of:

(a)                                  100% of the aggregate amount or value of dividends paid by the Corporation on the Common Shares in its immediately preceding financial year; and

(b)                                 100% of the consolidated net income of the Corporation (before extraordinary items but after dividends payable on all shares ranking prior to or on a parity with the Common Shares with respect to the payment of dividends) for its immediately preceding financial year, determined in accordance with the accounting principles used by the Corporation in the preparation of its audited consolidated financial statements filed or to be filed with the applicable securities regulatory authorities, and, for the purpose of the foregoing, where any dividend is paid, otherwise than in cash, any property of the Corporation or securities so distributed by way of dividend will be valued at the Fair Market Value of such property or securities on the date of declaration.

“Effective Date” means July 21, 2009, the date as of which this Series I and Series II Warrant Indenture is effective.

“Effective Price” means, (1) in the case of a Change of Control described in clause (i) of the definition of Change of Control, the U.S. $ Equivalent of the sum of:

(a)                                  if the consideration payable in connection with such Change of Control includes cash, the aggregate cash consideration to be paid to the holders of Common Shares on completion of the transaction giving rise to the Change of Control divided by the sum of the number of Common Shares outstanding on such date plus the number of Common Shares that would be issued on the exercise of the outstanding Warrants and on the exercise or conversion of other securities convertible into or exercisable for Common Shares on the assumption that all such Warrants and securities were fully exercisable or convertible at such time;

(b)                                 if the consideration payable in connection with such Change of Control includes Share Consideration, the aggregate Fair Market Value of the Share Consideration to be paid to the holders of Common Shares on completion of the transaction giving rise to the Change of Control divided by the sum of the number of Common Shares outstanding on such date plus the number of Common Shares that would be issued on the exercise of the outstanding Warrants and on the exercise or conversion of other securities convertible into or exercisable for Common Shares on the assumption that all such Warrants and securities were fully exercisable or convertible at such time; and

(c)                                  if the consideration payable in connection with such Change of Control includes property other than that described in clauses (a) and (b) above, the aggregate Fair Market Value of such property to be paid to the holders of Common Shares on completion of the transaction giving rise to the Change of Control divided by the sum of the number of Common Shares outstanding on such date plus the number of Common Shares that would be issued on the exercise of the outstanding Warrants and on the exercise or conversion of other securities convertible into or exercisable for Common Shares on the assumption that all such Warrants and securities were fully exercisable or convertible at such time; or

(2) in the case of a Change of Control described in clause (ii) of the definition of Change of Control, the U.S. $ Equivalent of the total proceeds that would be available for distribution to holders of Common Shares, after the payment and satisfaction of all liabilities of the Corporation and the redemption in full of all shares having a priority on liquidation over the Common Shares, if the Corporation were to be liquidated immediately following the completion of such Change of Control divided by the sum of the number of Common Shares outstanding on completion of such Change of Control plus the number of Common Shares that would be issued on the exercise of the outstanding Warrants and on the exercise or conversion of other securities convertible into or exercisable for Common Shares on the assumption that all such Warrants and securities were fully exercisable or convertible at such time.

“Exercise Date” means the Series I Exercise Date or the Series II Exercise Date, as the case may require.

“Exercise Price” means the price at which each of the Series I Warrants and Series II Warrants may be exercised to acquire Common Shares in accordance with Article 4, being a price of U.S. $0.01 per Common Share.

“Expiry Date” means July 20, 2014.

“Expiry Time” means 5:00 p.m. (prevailing Montreal time) on the Expiry Date.

“Extraordinary Resolution” has the meaning ascribed thereto in Sections 8.12 and 8.15, as the case may require.

“Fair Market Value”, as at any date, means:

(a)                                  with respect to a security listed and posted on a stock exchange or quoted on a quotation system, the VWAP of such security for the thirty (30) consecutive Trading Days ending on the Trading Day immediately preceding such date;

(b)                                 with respect to a security not listed and posted on a stock exchange or quoted on a quotation system but traded in an over-the-counter market, the VWAP of such security on such over-the-counter market for the thirty (30) consecutive Trading Days ending on the Trading Day immediately preceding such date; and

(c)                                  for any other security or property, the fair market value thereof at such date as determined in U.S.$ by the Directors in good faith based on the advice of an Investment Dealer.

“Governmental Authority” means, when used with respect to any Person, any government, parliament, legislature, regulatory authority, agency, tribunal, department, commission, board, instrumentality, court, arbitration board or arbitrator or other law, regulation or rule-making entity (including a Minister of the Crown, any central bank, Superintendent of Financial Institutions or other comparable authority or agency) having or purporting to have jurisdiction on behalf of, or pursuant to the laws of, Canada or any country in which such Person is incorporated, continued, amalgamated, merged or otherwise created or established or in which such Person has an undertaking, carries on business, holds property or resides, or of which such Person is a citizen, or any province, territory, state, municipality, district or political subdivision of any such country or of any such province, territory or state of such country.

“Investment Dealer” means a nationally recognized, independent member of the Investment Industry Regulatory Organization of Canada (IIROC) (or any successor regulatory body, organization or association thereto) selected by the Directors.

“Person” means an individual, corporation, limited or unlimited liability company, general or limited partnership, joint venture, unincorporated organization, foundation, trust, trustee, executor, administrator, or other legal representative or Governmental Authority and pronouns have a similarly extended meaning.

“Privacy Laws” has the meaning ascribed thereto in Section 10.8(4).

“Public Acquiror” means a Person, other than the Corporation, whose shares are listed on a stock exchange, quoted on quotation system or traded on an over-the-counter market.

“Qualifying Jurisdictions” means all the provinces and territories of Canada.

“Recognized Stock Exchange” means the TSX and any other stock exchange on which the Common Shares are then listed.

“Rights Offering” has the meaning ascribed thereto in Section 5.1(3).

“Rights Period” has the meaning ascribed thereto in Section 5.1(3).

“Series I Exercise Date” has the meaning ascribed thereto in Section 4.1(1)(a).

“Series I Threshold Price” has the meaning ascribed thereto in Section 4.1(1)(a).

“Series I Warrant Certificate” means a certificate evidencing one or more Series I Warrants, substantially in the form set out in Schedule A.

“Series I Warrantholders” or “Series I holders” means the Persons entered in a register of holders described in Section 3.1 as holders of Series I Warrants.

“Series I and Series II Warrant Indenture”, “Indenture”, “hereto”, “hereunder”, “hereof”, “herein”, “hereby” and similar expressions mean or refer to this Series I and Series II Warrant Indenture and any indenture, deed or instrument supplemental or ancillary hereto, and the expressions “Article” and “Section” followed by a number mean the specified Article or Section of this Series I and Series II Warrant Indenture.

“Series I Warrants” means the Series I Warrants of the Corporation created and authorized for issuance pursuant to Section 2.1 hereof, each such Series I Warrant entitling the holder thereof to acquire, subject to adjustment as set forth herein, one (1) Common Share at the Exercise Date upon payment of the Exercise Price and otherwise in accordance with the terms and conditions of this Series I and Series II Warrant Indenture.

“Series II Exercise Date” has the meaning ascribed thereto in Section 4.1(1)(b).

“Series II Threshold Price” has the meaning ascribed thereto in Section 4.1(1)(b).

“Series II Warrant Certificate” means a certificate evidencing one or more Series II Warrants, substantially in the form set out in Schedule B.

“Series II Warrantholders” or “Series II holders” means the Persons entered in a register of holders described in Section 3.1 as holders of Series II Warrants.

“Series II Warrants” means the Series II Warrants of the Corporation created and authorized for issuance pursuant to Section 2.3 hereof, each such Series II Warrant entitling the holder thereof to acquire, subject to adjustment as set forth herein, one (1) Common Share at the Exercise Date upon payment of the Exercise Price and otherwise in accordance with the terms and conditions of this Series I and Series II Warrant Indenture.

“Share Consideration” means any class or series of shares offered by a Public Acquiror in a transaction giving rise to a Change of Control.

“Special Distribution on the Common Shares” has the meaning ascribed thereto in Section 5.1(4).

“Subsidiary” means any Person which, directly or indirectly, is controlled by the Corporation.

“Threshold Price” means the Series I Threshold Price or the Series II Threshold Price, as the case may require.

“Trading Day” means, with respect to any Recognized Stock Exchange, quotation system or any other market for securities, any day on which such exchange, quotation system or market is open for trading or quotation.

“TSX” means the Toronto Stock Exchange.

“Unaffected Series” has the meaning ascribed thereto in Section 8.8(3).

“United States” means the United States of America, its territories and possessions, and areas under its jurisdiction.

“U.S. $” or “U.S. dollars” means United States dollars.

“U.S. $ Equivalent” means, in respect of an amount expressed in any currency other than U.S. dollars on an applicable measurement date, the result expressed in U.S. dollars obtained by dividing (i) such amount of the other currency, by (ii) the currency exchange rate for the purchase of U.S. dollars with such other currency on the immediately preceding Business Day using for the purposes of such calculation the applicable spot exchange rates posted on the website of the United States Federal Reserve Board; www.federalreserve.gov).

“U.S. Person” has the meaning ascribed to that term in Regulation S under the U.S. Securities Act.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“Voting Shares” means shares of the capital of any corporation carrying voting rights under all circumstances; provided, however, that shares which only carry the right to vote conditionally on the happening of an event will not be considered Voting Shares nor will any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class by reason of the happening of any such event.

“VWAP” means, in respect of a security, the volume weighted average trading price of such security for a specified period on the stock exchange, quotation system or over-the-counter market where the security has the highest trading volume, calculated including only trades made on such exchange, quotation system or over-the-counter market during normal trading hours (prior to 4:00 p.m.) by dividing the total value of the securities by the total volume of the securities traded for the specified period.

“Warrant Agent” means Computershare Trust Company of Canada and includes any successor or permitted assign.

“Warrant Certificates” means, collectively, the Series I Warrant Certificates and the Series II Warrant Certificates.

“Warrantholders” or “holders” means, collectively, the Series I Warrantholders and the Series II Warrantholders, and “Warrantholder” or “holder” means any one of the Warrantholders or holders.

“Warrantholders’ Request” means an instrument, signed in one or more counterparts by Warrantholders who hold in the aggregate not less than twenty-five per cent (25%) of the total number of Series I Warrants and Series II Warrants outstanding, on a combined basis, requesting the Warrant Agent to take some action or proceeding specified therein.

“Warrant Valuation Amount” means in connection with any Change of Control an amount per Warrant in respect of a Change of Control as determined by an Investment Dealer separately for each of the Series I Warrants and the Series II Warrants, using a valuation model or methodology deemed appropriate by such Investment Dealer for securities of this nature, subject as hereinafter provided in Section 4.7(2)(a).  The valuation shall assume, in respect of the Warrants: (i) a 35% volatility rate with respect to the Common Shares; (ii) a value for the Common Shares equal to the Effective Price in respect of the subject Change of Control; (iii) the duration of the time period remaining between the date of the Change of Control and the Expiry Date of the Warrants; and (iv) a risk-free rate equal to the yield received on a Government of Canada 90-day treasury bill as at a date that is no more than 15 days prior to the Change of Control.

“Warrants” means, collectively, the Series I Warrants and the Series II Warrants.

1.2                               Meaning of Outstanding

Each Warrant certified and delivered by the Warrant Agent under this Series I and Series II Warrant Indenture will be deemed to be outstanding until it is cancelled or delivered to the Warrant Agent for cancellation, as the case may be, or until the Warrants have been exercised or expired pursuant to the terms of this Series I and Series II Warrant Indenture, provided that, when a new Warrant Certificate has been issued in substitution for a Warrant Certificate which has been lost, stolen, mutilated or destroyed, only one of such Warrant Certificates will be counted for the purposes of determining the number of Warrants outstanding.

1.3                               Words Importing the Singular and Gender

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

1.4                               Interpretation Not Affected by Headings, Etc.

The division of this Series I and Series II Warrant Indenture into Articles and Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Series I and Series II Warrant Indenture.

1.5                               Day Not a Business Day

If the day on or before which any action would otherwise be required to be taken hereunder is not a Business Day, that action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6                               Time of the Essence

Time will be of the essence in all respects in this Series I and Series II Warrant Indenture, the Warrants and the Warrant Certificates.

1.7                               Currency

Except as otherwise stated, all dollar amounts herein are expressed in United States dollars.

1.8                               Governing Law

This Series I and Series II Warrant Indenture and the Warrants as evidenced by the Warrant Certificates will be governed by and construed in accordance with the laws of the Province of Ontario and with the laws of Canada applicable therein and will be treated in all respects as Ontario contracts. The parties irrevocably attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter arising under or related to this Series I and Series II Warrant Indenture.

1.9                               Beneficiaries

This Series I and Series II Warrant Indenture is entered into by the Warrant Agent for the benefit of all such Persons who are or become registered Warrantholders from time to time. The Warrant Agent hereby declares that it holds all rights, interest and benefits contained herein for and on behalf of all such Persons in accordance with the terms and restrictions contained herein.

1.10                        Conflicts

In the event there is any conflict between this Series I and Series II Warrant Indenture and any Warrant Certificate, the provisions of this Series I and Series II Warrant Indenture shall govern and prevail.

ARTICLE 2
THE WARRANTS

2.1                               Creation and Authorization of Series I Warrants

(1)                                  An aggregate of up to 10,723,019 Series I Warrants, each whole Series I Warrant entitling the holder thereof to be issued one (1) Common Share (subject to adjustment as provided herein) on the terms and subject to the conditions herein provided, are hereby created and authorized to be issued under this Series I and Series II Warrant Indenture.

(2)                                  On the Effective Date, Series I Warrant Certificates representing up to an aggregate of 10,723,019 Series I Warrants will be executed by the Corporation and delivered to the Warrant Agent, certified by or on behalf of the Warrant Agent and delivered upon the written Order of the Corporation by the Warrant Agent to the Corporation or to the order of the Corporation pursuant to an Order of the Corporation, without any further act of or formality on the part of the Corporation.

2.2                               Terms of Series I Warrants

(1)                                  Subject to Section 2.2(2), each Series I Warrant issued hereunder will entitle the holder thereof, on and after the Series I Exercise Date and upon the due exercise thereof, including without limitation the payment of the Exercise Price, in accordance with the provisions of Article 4, to be issued one (1) Common Share.

(2)                                  The number of Common Shares issuable upon due exercise of a Series I Warrant provided in Section 2.2(1) will be adjusted upon the occurrence of the events and in the manner specified in Article 5.

2.3                               Creation and Authorization of Series II Warrants

(3)                                  An aggregate of up to 10,723,019 Series II Warrants, each whole Series II Warrant entitling the holder thereof to be issued one (1) Common Share (subject to adjustment as provided herein) on the terms and subject to the conditions herein provided, are hereby created and authorized to be issued under this Series I and Series II Warrant Indenture.

(4)                                  On the Effective Date, Series II Warrant Certificates representing up to an aggregate of 10,723,019 Series II Warrants will be executed by the Corporation and delivered to the Warrant Agent, certified by or on behalf of the Warrant Agent and delivered upon the written Order of the Corporation by the Warrant Agent to the Corporation or to the order of the Corporation pursuant to an Order of the Corporation, without any further act of or formality on the part of the Corporation.

2.4                               Terms of Series II Warrants

(1)                                  Subject to Section 2.4(2), each Series II Warrant issued hereunder will entitle the holder thereof, on and after the Series II Exercise Date and upon the due exercise thereof, including without limitation the payment of the Exercise Price, in accordance with the provisions of Article 4, to be issued one (1) Common Share.

(2)                                  The number of Common Shares issuable upon due exercise of a Series II Warrant provided in Section 2.4(1) will be adjusted upon the occurrence of the events and in the manner specified in Article 5.

2.5                               Form of Warrant Certificates

(1)                                  The Series I Warrant Certificates (including the signature of the Warrant Agent endorsed thereon) will be substantially in the form set out in Schedule A and the Series II Warrant

Certificates (including the signature of the Warrant Agent endorsed thereon) will be substantially in the form set out in Schedule B, with such additions, variations and changes as may be required or permitted by the terms of this Series I and Series II Warrant Indenture or by the TSX, will be dated as of the date hereof (regardless of the actual dates of their issue), will bear such legends and distinguishing letters and numbers as the Corporation, with the approval of the Warrant Agent, may prescribe and will be issuable in any whole number denomination. No Warrant Certificate evidencing any fraction of a Warrant will be permitted to be issued or otherwise compensated or provided for pursuant to this Series I and Series II Warrant Indenture.

(2)                                  Regardless of any adjustments effected pursuant to Article 5 of this Series I and Series II Warrant Indenture, (i) Series I Warrant Certificates representing Series I Warrants will continue to be in the form set forth in Schedule A to this Series I and Series II Warrant Indenture and will continue to express the number of Common Shares that may be acquired upon the exercise of the Series I Warrants evidenced thereby prior to any such adjustments but will, nonetheless, entitle the holder to acquire the number of Common Shares resulting from all adjustments made pursuant to Article 5 hereof and (ii) Series II Warrant Certificates representing Series II Warrants will continue to be in the form set forth in Schedule B to this Series I and Series II Warrant Indenture and will continue to express the number of Common Shares that may be acquired upon the exercise of the Series II Warrants evidenced thereby prior to any such adjustments but will, nonetheless, entitle the holder to acquire the number of Common Shares resulting from all adjustments made pursuant to Article 5 hereof.

(3)                                  The Warrant Certificates may be engraved, lithographed or printed (the expression “printed” including for purposes hereof both original typewritten material as well as mimeographed, mechanically, photographically, photostatically or electronically reproduced, typewritten or other written material), or partly in one form and partly in another, as the Corporation, with the approval of the Warrant Agent, may in its sole discretion determine.

2.6                               Signing of Warrant Certificates

(1)                                  The Warrant Certificates will be signed by the chief executive officer, president or any vice president of the Corporation or by any other individual to whom such signing authority is delegated by the Directors from time to time.

(2)                                  The signatures of any of the officers or individuals referred to in Section 2.6(1) may be manually signed, engraved, lithographed or printed in facsimile and Warrant Certificates bearing such facsimile signatures will be binding on the Corporation as if they had been manually signed by such officers or individuals.

(3)                                  Notwithstanding that any Person whose manual or facsimile signature appears on a Warrant Certificate as one of the officers or individuals referred to in Section 2.6(1) no longer holds the same or any other office with the Corporation at the date of certification or delivery thereof, such Warrant Certificate will, subject to Section 2.7, remain valid and binding on the Corporation.

2.7                               Certification by Warrant Agent

(1)                                  No Warrant Certificate signed in accordance with Section 2.6 will be issued or, if issued, will be valid or entitle the holder to the benefits hereof or of the Warrants until it has been certified by or on behalf of the Warrant Agent substantially in the form of the certificate set out in Schedule A (for the Series I Warrants) or Schedule B (for the Series II Warrants) or in such other form approved by the Warrant Agent. The certification by the Warrant Agent on a Warrant Certificate may be manually signed, engraved, lithographed or printed in facsimile and Warrant Certificates bearing such certification will be conclusive evidence as against the Corporation that such Warrant Certificate has been duly issued hereunder and that the holder thereof is entitled to the benefits hereof and of the relevant Warrants.

(2)                                  The certification by the Warrant Agent on any Warrant Certificate issued hereunder will not be construed as a representation or warranty by the Warrant Agent as to the validity of this Series I and Series II Warrant Indenture (except in respect of its due authorization, execution and delivery by, and enforceability against, the Warrant Agent) or such Warrant Certificate (except the due certification thereof) or as to performance by the Corporation of its obligations hereunder, and the Warrant Agent will in no respect be liable or answerable for the use made of any Warrant Certificate or of the consideration therefor, except as otherwise specified herein.

2.8                               Series I Warrants and Series II Warrants to Rank Pari Passu

All Series I Warrants and Series II Warrants issued pursuant to this Series I and Series II Warrant Indenture will rank pari passu with one another, whatever may be the actual dates of issuance.

2.9                               Reliance by Warrant Agent

The Warrant Agent will have no obligation to ensure or verify compliance with any Applicable Laws on the issuance, exercise or transfer of any Warrants or any Common Shares issued pursuant to the exercise of Warrants. The Warrant Agent will be entitled to process all transfers and exercises of Warrants upon the presumption that such transfers or exercises are permissible pursuant to all Applicable Laws and the terms of this Series I and Series II Warrant Indenture and the related Warrant Certificates, provided that such transfers and exercises of Warrants may only be processed by the Warrant Agent upon Order of the Corporation to the Warrant Agent, including instructions as to legending, which Order may be based, in the Corporation’s discretion, upon certificates, opinions and other documentation of the holders of such Warrants that such transfer or exercise is in accordance with Applicable Laws. The Warrant Agent may assume for the purposes of this Series I and Series II Warrant Indenture that the address on the register of Warrantholders of any Warrantholder is the Warrantholder’s actual address and is also determinative of the Warrantholder’s residency and that the address of any transferee to whom any Warrants or Common Shares issued pursuant to the exercise of Warrants are to be registered, as shown on the transfer document, is the transferee’s actual address and is also determinative of the transferee’s residency.

2.10                        Issue in Substitution for Lost Certificates, Etc.

(1)                                  If any Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to Applicable Law and Section 2.10(2), will issue, and thereupon the Warrant Agent will certify and deliver, a new Warrant Certificate of like tenor and denomination as the one mutilated, lost, destroyed or stolen in exchange for and in place of and on surrender and cancellation of such mutilated Warrant Certificate or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate and the substituted Warrant Certificate will be in a form approved by the Warrant Agent and will entitle the holder to the benefits hereof and rank pari passu in accordance with its terms with all other Warrants issued hereunder.

(2)                                  The applicant for the issuance of a new Warrant Certificate pursuant to this Section 2.10 will bear the reasonable cost of the issuance thereof and in case of loss, destruction or theft will, as a condition precedent to the issuance thereof:

(a)                                  furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate to be replaced as is satisfactory to the Corporation and to the Warrant Agent in their discretion, acting reasonably;

(b)                                 if so required by the Corporation or the Warrant Agent, furnish an indemnity (or an indemnity bond in lieu thereof) in amount and form satisfactory to the Corporation and to the Warrant Agent in their discretion, acting reasonably; and

(c)                                  pay the reasonable charges and counsel and advisory fees of the Corporation and the Warrant Agent in connection therewith.

2.11                        Purchase of Warrants for Cancellation

Except as otherwise provided in Section 4.7, the Corporation may, from time to time after such time, if any, that no Class A Preferred Shares in the capital of the Corporation are issued or outstanding, subject to Applicable Law, purchase Warrants by invitation for tender, by private contract, on any stock exchange, in the open market or otherwise (which will include a purchase through an Investment Dealer or firm holding membership on any United States national securities exchange or any Canadian stock exchange) on such terms as the Corporation may determine. All Warrants purchased pursuant to the provisions of this Section 2.11 will forthwith be delivered to and cancelled and destroyed by the Warrant Agent and will not be reissued. If required by the Corporation, the Warrant Agent will furnish the Corporation with a certificate as to such destruction.

2.12                        Cancellation of Surrendered Warrants

All Warrant Certificates surrendered to the Warrant Agent pursuant to Sections 2.10, 3.1, 3.2, 4.1 or 4.7(3) will be cancelled by the Warrant Agent and, if requested by the Corporation in writing, the Warrant Agent will furnish to the Corporation a cancellation certificate identifying each

Warrant Certificate so cancelled, the number of Warrants evidenced thereby and the number of Common Shares, if any, issued pursuant to such Warrants.

2.13                        Warrantholder not a Shareholder

Nothing in this Series I and Series II Warrant Indenture or in the holding of a Warrant evidenced by a Warrant Certificate, or otherwise, is intended to confer or will be construed as conferring upon any Warrantholder any right or interest whatsoever as a shareholder of the Corporation, including to any right to vote at, to receive notice of, or to attend any meeting of shareholders or any other proceeding of the Corporation or any right to receive any dividend or other distribution to which the shareholders of the Corporation may be entitled.

ARTICLE 3
REGISTRATION, TRANSFER, EXCHANGE AND
OWNERSHIP OF WARRANTS

3.1                               Registration and Transfer of Warrants

(1)                                  The Corporation hereby appoints the Warrant Agent as registrar and transfer agent of both the Series I Warrants and the Series II Warrants.

(2)                                  The Warrant Agent will cause to be kept:

(a)                                  by and at its principal office in Montreal, Quebec, Canada or Toronto, Ontario, Canada separate registers of (i) holders in which will be entered in alphabetical order the names and addresses of the holders of Series I Warrants and particulars of the Series I Warrants held by them and (ii) holders in which will be entered in alphabetical order the names and addresses of the holders of Series II Warrants and particulars of the Series II Warrants held by them; and

(b)                                 by and at its principal office in Montreal, Quebec, Canada or Toronto, Ontario, Canada separate registers of transfers in which (i) all transfers of Series I Warrants and the date and other particulars of each transfer will be entered and (ii) all transfers of Series II Warrants and the date and other particulars of each transfer will be entered.

(3)                                  No transfer of any Warrant will be valid unless duly entered on the appropriate register of transfers referred to in Section 3.1(2), or on any branch registers maintained pursuant to Section 3.1(8), upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant. Any such Warrant Certificate surrendered to the Warrant Agent in accordance with the foregoing shall be duly endorsed or accompanied by a written instrument of transfer substantially in the form of Appendix 2 to the Warrant Certificate or otherwise in form satisfactory to the Warrant Agent, and executed by the registered holder or, in the case of an individual, his/her executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent. Subject to compliance with Section 2.9 and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be duly noted on one of such registers of transfers by the Warrant Agent within three (3) Business Days of the satisfaction of all such requirements.

(4)                                  The transferee of any Warrant will, after surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant as required by Section 3.1(3) and upon compliance with all other conditions in respect thereof required by this Series I and Series II Warrant Indenture or by Applicable Law, be entitled to be entered on the register of holders referred to in Section 3.1(2), or on any branch registers of holders maintained pursuant to Section 3.1(8), as the owner of such Warrant free from all adverse claims or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Warrant, except in respect of adverse claims of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(5)                                  The Corporation will be entitled, and may direct the Warrant Agent by Order of the Corporation, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in Section 3.1(2), or on any branch registers maintained pursuant to Section 3.1(8), if such transfer would require the Corporation to qualify or register the Warrants or the Common Shares issuable on exercise of the Warrants for distribution in any jurisdiction other than the Qualifying Jurisdictions.

(6)                                  Neither the Corporation nor the Warrant Agent will be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Warrant, and may transfer any Warrant on the written direction of the Person registered as the holder thereof and delivered in accordance with Section 3.1(3), whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

(7)                                  The registers referred to in Section 3.1(2), and any branch registers maintained pursuant to Section 3.1(8), will at all reasonable times be open for inspection by the Corporation and any Warrantholder. The Warrant Agent will from time to time upon request of the Corporation or when requested so to do in writing by any Warrantholder (upon payment of the Warrant Agent’s reasonable charges), furnish the Corporation or such Warrantholder with a list of the names and addresses of holders of Warrants entered on such registers and showing the number of Warrants held by each such holder.

(8)                                  The Warrant Agent, with the approval of the Corporation, may at any time and from time to time change the place at which the registers referred to in Section 3.1(2) are kept, cause branch registers of holders or transfers to be kept at other places and close such branch registers or change the place at which such branch registers are kept. Notice of any such change or closure will be given by the Warrant Agent to the Corporation and both the Series I Warrantholders and the Series II Warrantholders.

(9)                                  The Warrant Agent will retain until the sixth (6th) anniversary of the Expiry Time all instruments of transfer of Warrants that are tendered for registration including the details shown thereon of the Persons by or through whom they were lodged, and all cancelled Warrants and other related documents.

3.2                               Exchange of Warrant Certificates

(1)                                  One or more Warrant Certificates may, on compliance by the holder with the reasonable requirements of the Warrant Agent, be exchanged for one or more Warrant Certificates of different denomination evidencing in the aggregate the same number of Warrants as the Warrant Certificate(s) being exchanged.

(2)                                  Warrant Certificates may be exchanged only at the Warrant Agent’s principal office in Montreal, Quebec, Canada or Toronto, Ontario, Canada or at any other place in Canada designated by the Corporation with the approval of the Warrant Agent.

(3)                                  Any Warrant Certificate tendered for exchange will be surrendered to the Warrant Agent and cancelled.

(4)                                  The Corporation will sign and the Warrant Agent will countersign all Warrant Certificates necessary to carry out exchanges pursuant to this Section 3.2 and the Warrant Agent will certify such Warrant Certificates.

3.3                               Reasonable Charges for Transfer or Exchange

A presenter of a Warrant Certificate pursuant to this Series I and Series II Warrant Indenture will be charged the reasonable costs of the Warrant Agent for the transfer of any Warrant or the exchange of any Warrant Certificate.

3.4                               Ownership of Warrants

(1)                                  The Corporation and the Warrant Agent may deem and treat the Person in whose name any Warrant is registered and made out as the absolute owner of such Warrant for all purposes, and such Person will for all purposes of this Series I and Series II Warrant Indenture be and be deemed to be the absolute owner thereof, and the Corporation and the Warrant Agent will not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.

(2)                                  The registered holder of any Warrant will be entitled to the rights evidenced thereby free from all adverse claims and rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly, and the delivery to any such registered holder of the Common Shares issued on exercise of such Warrant will be a good discharge to the Corporation and the Warrant Agent therefor and, unless the Corporation or the Warrant Agent are required by statute or by an order of a court of competent jurisdiction, neither the Corporation nor the Warrant Agent will be bound to inquire into the title of any such registered holder.

3.5                               Assumption by Transferee

Upon becoming a Warrantholder in accordance with the provisions of this Series I and Series II Warrant Indenture, the transferee thereof will be deemed to have acknowledged and agreed to be bound by this Series I and Series II Warrant Indenture. Upon the registration by the Warrant

Agent of such transferee as the holder of a Warrant, the transferor thereof will cease to have any further rights under this Series I and Series II Warrant Indenture with respect to such Warrant or any Common Shares to be issued on exercise of such Warrant.

ARTICLE 4
EXERCISE OF WARRANTS

4.1                               Exercise

(1)                                  Subject to the limitations set forth in this Article 4 and except as otherwise provided in Section 4.7(3):

(a)                                  the Series I Warrants shall become exercisable and may be exercised by the Series I Warrantholder at any time on and after the date (the “Series I Exercise Date”) on which the Current Market Price for the Common Shares, which for purposes of this Section 4.1(1) shall be determined only pursuant to clause (a) of the definition of Current Market Price in Section 1.1, reaches or exceeds U.S.$13.00, subject to adjustment as set forth herein (such price as adjusted being the “Series I Threshold Price”), up to the Expiry Time, upon payment made by or on behalf of the Series I Warrantholder to the Corporation of the Exercise Price, with a confirmation of the attainment of the Series I Threshold Price to be conclusively evidenced by a certificate of the Corporation provided to the Warrant Agent in accordance with Section 5.4; and

(b)                                 the Series II Warrants shall become exercisable and may be exercised by the Series II Warrantholder at any time on and after the date (the “Series II Exercise Date”) on which the Current Market Price for the Common Shares, which for purposes of this Section 4.1(1) shall be determined only pursuant to clause (a) of the definition of Current Market Price in Section 1.1, reaches or exceeds U.S.$16.30, subject to adjustment as set forth herein (such price as adjusted being the “Series II Threshold Price”), up to the Expiry Time, upon payment made by or on behalf of the Series II Warrantholder to the Corporation of the Exercise Price, with a confirmation of the attainment of the Series II Threshold Price to be conclusively evidenced by a certificate of the Corporation provided to the Warrant Agent in accordance with Section 5.4.

For greater certainty, (i) for purposes of this Section 4.1(1), if the Common Shares are not listed and posted on a stock exchange, quoted on a quotation system or traded in an over-the-counter market, the Current Market Price shall not be determined and shall be deemed to be equal to U.S.$0.00 for purposes of determining whether the applicable Exercise Date has occurred and whether the Warrants have on and after that Exercise Date become exercisable, (ii) once the applicable Threshold Price is attained as conclusively evidenced by the aforementioned certificate, the applicable Warrants shall remain fully exercisable by the holders thereof at any and all times up to the Expiry Time even if the Current Market Price does not remain at or falls below the Threshold Price at any time thereafter, and (iii) except as otherwise provided in

Section 4.7(3), no Warrant will be exercisable prior to the date on which the applicable Threshold Price is attained as conclusively evidenced by the aforementioned certificate.

Warrantholders may exercise Warrants by surrendering to the Warrant Agent, at the principal corporate actions trust office in Montreal, Quebec, Canada or Toronto, Ontario, Canada of the Warrant Agent, or to any other Person or at any other place designated by the Corporation with the approval of the Warrant Agent, during normal business hours on a Business Day at such place, the Warrant Certificate evidencing such Warrants, accompanied by (i) a duly completed and executed notice of exercise substantially in the form set out as Appendix 1 in such Warrant Certificate and (ii) a certified cheque or bank draft made payable at par (without deduction for bank service charges or otherwise) to the order of the Corporation in the amount of the aggregate Exercise Price payable on account of the Warrants exercised.

(2)                                  In lieu of payment of the aggregate Exercise Price by delivery of a certified cheque or bank draft to or to the order of the Corporation upon exercising Warrants pursuant to Section 4.1(1), a Warrantholder may elect to receive on exercise of any Warrants, without payment by the Warrantholder of any additional consideration, that number of Common Shares determined using the following formula:

X	=	Y (A - B)
A

Where:	X =	the number of Common Shares to be issued to the Warrantholder upon exercise of the Warrant;

	Y =	the number of Warrants in respect of which the election contemplated by this Section 4.1(2) is made;

A =

the Current Market Price of the Common Shares, which for purposes of this Section 4.1(2) shall be determined only pursuant to clause (a) of the definition of Current Market Price in Section 1.1, on the date a duly completed and executed notice of exercise is delivered to the Corporation; and

	B =	the Exercise Price.

For greater certainty, if the Common Shares are not listed and posted on a stock exchange, quoted on a quotation system or traded in an over-the-counter market at the time of exercise, a Warrantholder may not elect for “cashless” exercise of Warrants pursuant to this Section 4.1(2).

(3)                                  Any Warrant Certificate accompanied by the documents referred to in Section 4.1(1) will be deemed to have been surrendered to the Warrant Agent only on personal delivery thereof to, or, if sent by mail or other means of transmission, on actual receipt thereof by, the Warrant

Agent or one of the other Persons at the office or one of the other places specified in Section 4.1(1).

(4)                                  Any notice of exercise referred to in Section 4.1(1) must be signed by the Warrantholder, or his executors, administrators, liquidators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Warrant Agent, acting reasonably, and, if any Common Shares thereby issuable are to be issued to a Person or Persons other than the Warrantholder, must specify the name or names and the address or addresses of each such Person or Persons and the number of Common Shares to be issued to each such Person if more than one is so specified.

(5)                                  A Warrantholder who wishes to exercise the Warrants evidenced by any Warrant Certificate may exercise less than all of such Warrants and in the case of any such partial exercise shall be entitled to receive a Warrant Certificate, in form, signed and certified in accordance with the provisions of Article 2, evidencing the number of Warrants held by the Warrantholder which remain unexercised.

4.2                               Effect of Exercise

(1)                                  Upon the due exercise of any Warrant in accordance with Section 4.1, the Common Shares thereby issuable will be deemed to have been issued, and the relevant Warrants shall be deemed to be exercised, cancelled and terminated in accordance with their terms, and the Person to whom such Common Shares are to be issued will be deemed to have become the holder of record thereof on the Exercise Date, unless the transfer registers for the Common Shares are closed on that date, in which case such Common Shares will be deemed to have been issued and such Person will be deemed to have become the holder of record thereof on the date on which such transfer registers are reopened, but such Common Shares will be issued on the basis of the number of Common Shares to which such Person was entitled on the applicable Exercise Date.

(2)                                  As soon as practicable and in any event not later than the fifth (5th) Business Day following the date on which one or more Warrants has been exercised in accordance herewith, the Corporation will cause the Warrant Agent to mail to each exercising Warrantholder, without any further action required on the part of the Warrantholder, the Common Shares issuable to such Warrantholder pursuant to such exercise of Warrants, at the latest known address of the Warrantholder as set forth on the relevant registrar of Warrants maintained by the Warrant Agent.

(3)                                  If any Common Shares issuable pursuant to any Warrant are to be issued to a Person other than the Warrantholder (as instructed by such Warrantholder), the Warrantholder must pay to the Corporation or to the Warrant Agent on its behalf an amount equal to all exigible transfer taxes or other government charges, and the Corporation will not be required to issue or deliver any certificates representing any such Common Shares unless or until such amount has been so paid or the Warrantholder has established to the satisfaction of the Corporation that such taxes and charges have been paid or that no such taxes or charges are owing.

4.3                               No Fractional Common Shares

The Corporation will not be required to issue fractional Common Shares upon the exercise of any Warrants. To the extent that a holder of Warrants would otherwise have been entitled to receive, on the exercise of Warrants, a fraction of a Common Share, the Corporation will in lieu of delivering the fractional Common Share, satisfy the right to receive such fractional interest by payment to the Warrantholder of an amount in cash (computed in the case of a fraction of a cent, to the next lower cent) equal to the value of the right to acquire such fractional interest on the basis of the Current Market Price of the Common Shares on the date of exercise.

4.4                               Warrants Void After Expiry Time

After the Expiry Time, no holder of a Warrant Certificate representing a Warrant which has not been validly exercised as set forth herein has any rights either under this Series I and Series II Warrant Indenture, the Series I Warrants, any Series I Warrant Certificate, the Series II Warrants or any Series II Warrant Certificate, and the Warrants shall be void and of no value or effect. All provisions of this Series I and Series II Warrant Indenture are subject to this Section.

4.5                               Recording

The Warrant Agent will record particulars of each Warrant exercised which will include the name and address of each Person to whom Common Shares are thereby issued, the number of Common Shares so issued and the Exercise Date in respect thereof. Within five (5) Business Days after the Exercise Date, the Warrant Agent will provide such particulars in writing to the Corporation.

4.6                               Securities Restrictions

No Common Shares will be issued on exercise of any Warrant, if in the opinion of Counsel to the Corporation (delivered to the Warrant Agent prior to issuance), the issuance of such Common Shares would constitute a violation of the securities laws of any applicable jurisdiction or require the Corporation to qualify or register the Common Shares issuable upon exercise of the Warrants for distribution in, or make any notice or other filing in, any jurisdiction other than the Qualifying Jurisdictions.

4.7                               Change of Control

(1)                                  In the event of a Change of Control where the Effective Price in respect of the Change of Control is U.S.$9.25 or less, the Corporation may in connection with such Change of Control, at its sole discretion, elect to cancel and terminate all unexercised Warrants held by Warrantholders as at the date of the Change of Control without the payment of any consideration to the Warrantholders in respect of such unexercised Warrants; and in the event that the Corporation elects to do so and does not revoke such election prior to the Change of Control, all Warrants that have not been validly exercised shall be deemed to have expired as at the effective time of the Change of Control and the provisions of Section 4.4 hereof shall apply as if the Expiry Time had then occurred in respect of all such unexercised Warrants.

(2)                                  In the event of a Change of Control where the Effective Price in respect of the Change of Control exceeds U.S.$9.25, the Corporation may, but except as hereinafter provided shall not be obligated to, in connection with such Change of Control, at its sole discretion, elect to:

(a)                                  where the Effective Price in respect of the Change of Control exceeds U.S. $9.25 but is U.S. $10.50 or less, purchase for cancellation all unexercised Warrants held by Warrantholders as at the date of the Change of Control for a cash price per Warrant for each of the Series I Warrants and the Series II Warrants equal to fifty percent (50%) of the applicable Warrant Valuation Amount, which for such purposes shall be expressly determined by the Investment Dealer on the basis that the Series I Warrants and Series II Warrants are not barrier warrants but traditional warrants with an exercise price equal to the Series I Threshold Price and Series II Threshold Price, respectively; or

(b)                                 where the Effective Price in respect of the Change of Control exceeds U.S. $10.50, purchase for cancellation all unexercised Warrants held by Warrantholders as at the date of the Change of Control for a cash price per Warrant for each of the Series I Warrants and the Series II Warrants equal to fifty percent (50%) of the applicable Warrant Valuation Amount; or

(c)                                  where the Person entering into the transaction giving rise to the Change of Control is a Public Acquiror and if such Public Acquiror consents, cancel all unexercised Series I Warrants and Series II Warrants held by each Warrantholder as at the date of the Change of Control in exchange for the issuance to each Warrantholder of a number of one series of barrier warrants of the Public Acquiror equal to the number of Series I Warrants then held by the Warrantholder and a number of a second series of barrier warrants of the Public Acquiror equal to the number of Series II Warrants then held by the Warrantholder, in each case, having the same expiry date as the Expiry Date and terms and conditions equivalent to those of the Series I Warrants and the Series II Warrants, as the case may be, at the time of the Change of Control with appropriate adjustments to the exercise price, barrier price and number of shares of the Public Acquiror issuable upon exercise (i) to reflect the exchange ratio for the Common Shares if the transaction giving rise to the Change of Control involves Share Consideration for the Common Shares and (ii) if the transaction does not involve solely Share Consideration for the Common Shares, as are determined to be appropriate in the circumstances by the Directors in good faith based on the advice of an Investment Dealer;

provided that in the event such Change of Control both (i) is (A) the direct or indirect acquisition in a single transaction or a series of related transactions by any Person or Persons acting jointly or in concert of one hundred per cent (100%) of the outstanding Voting Shares of the Corporation or (B) a transaction described in clause (ii) of the definition of Change of Control and (ii) causes the Common Shares to be de-listed from the TSX, the Corporation shall be required to make one of the elections described above in this Section 4.7(2).

(3)                                  Notwithstanding anything else in this Article 4, in the event and conditional upon completion of a Change of Control where the Effective Price is equal to or greater than the Series I Threshold Price and/or the Series II Threshold Price, then the Series I Warrants (if the Effective Price is equal to or greater than the Series I Threshold Price) and/or Series II Warrants (if the Effective Price is equal to or greater than the Series II Threshold Price) shall become exercisable immediately prior to completion of such Change of Control.  Warrantholders who wish to exercise Warrants in connection with a Change of Control pursuant to this Section 4.7(3) may do so by surrendering to the Warrant Agent, no later than the Business Day prior to the date on which the Change of Control is completed but otherwise in accordance with the last paragraph of Section 4.1(1), the Warrant Certificate representing the Warrants to be exercised, duly completed and executed notice of exercise and, unless the Warrantholder elects pursuant to Section 4.1(2), payment of the aggregate Exercise Price on account of the Warrants exercised.  Any exercise of Warrants made by a Warrantholder pursuant to this Section 4.7(3) in connection with a Change of Control shall be conditional upon completion of such Change of Control and, for greater certainty, in the event that such Change of Control is not completed, any Warrants purported to be exercised pursuant to this Section 4.7(3) shall no longer be exercisable except pursuant to and in accordance with the provisions of Sections 4.1(1) and 4.1(2) and the Warrant Agent shall return any Warrant Certificates and funds (without interest) delivered to it to the applicable Warrantholders.

(4)                                  The Corporation shall provide written notice to the Warrantholders, the Warrant Agent and the TSX of a Change of Control and the election, if any, made by the Corporation under Section 4.7(1) or 4.7(2), which notice shall be given sufficiently in advance of the completion of the Change of Control so as to enable the Warrantholders a reasonable amount of time, or such time as may be required under Applicable Law, to take such reasonable steps as may be necessary to participate in the Change of Control, including, without limitation, exercising any Warrants that may then be exercisable in accordance with the provisions of Section 4.1(1)  and Section 4.7(3) prior to the Change of Control and shall, in the event the Corporation has elected to purchase for cancellation or cancel and exchange the unexercised Warrants pursuant to Section 4.7(2), notify the Warrantholders that they are required to deliver their Warrant Certificates together with the accompanying transmittal form duly executed by the Warrantholder to the Warrant Agent in order to receive the consideration for the Warrants represented thereby and provide instructions with respect to such delivery.

(5)                                  The transmittal form accompanying the Warrant Certificates delivered to the Warrant Agent shall be signed by the Warrantholder and shall specify:

(a)                                  the Person or Persons in whose name or names the consideration is to be delivered;

(b)                                 the address or addresses of such Person or Persons; and

(c)                                  if an individual, the social insurance number of such Person or Persons

(6)                                  If the consideration is to be paid to a Person or Persons other than the Warrantholder, the signatures set out in the transmittal form shall be guaranteed by a Schedule I chartered bank, a major Canadian trust corporation, a member of the medallion guarantee program, a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), and the Warrantholder authorizes the Public Acquiror, the Corporation, or the Warrant Agent on behalf of the Corporation, to withhold all applicable withholding or similar taxes and the Public Acquiror and the Corporation shall not be required to make any such payment without such withholding unless or until such Warrantholder shall have established to the reasonable satisfaction of the Corporation that such tax has been paid or that no such tax is due.

(7)                                  Subject as hereinafter provided, within five (5) Business Days after (i) completion of a transaction giving rise to a Change of Control and (ii) the Warrant Certificate representing the Warrants accompanied by the duly executed transmittal form being tendered, the Corporation or Public Acquiror shall deliver to the Warrant Agent the consideration for the Warrants (if any) by certified cheque or wire transfer, in the case of cash, and warrant certificates, in the case of barrier warrants, and the Warrant Agent shall deliver by registered mail with return receipt requested to the Person or Persons whose name or names are specified in the executed transmittal form at the address specified in such executed transmittal form or, if so specified in such executed transmittal form, cause to be delivered to such Person or Persons at the office of the Warrant Agent where the Warrant Certificate was surrendered, the consideration for the Warrants by certified cheque, in the case of cash, and warrant certificates, in the case of barrier warrants; provided that in the case of a Change of Control described in clause (ii) of the definition of Change of Control where the consideration for the Warrants is cash, the Corporation shall only be obligated to deliver to the Warrant Agent the aggregate cash consideration payable for the Warrants at the time (and from time to time) and in the proportions that the Corporation distributes the proceeds from such Change of Control to the holders of Common Shares and the Warrant Agent shall deliver as aforesaid the cash it receives from time to time on a prorata basis to the Persons entitled to receive same until the aggregate cash consideration for the Warrants has been paid in full.

(8)                                  Notwithstanding any other provisions of this Series I and II Warrant Indenture, in the event that the Corporation elects to purchase for cancellation or cancel and exchange the Warrants pursuant to the provisions of Section 4.7(2) and does not revoke such election, then from and after the effective time of the Change of Control, all unexercised Warrants shall not be exercised and shall be deemed to have been cancelled and terminated and the Warrantholders shall cease to have any rights in respect of such Warrants or under this Series I and Series II Warrant Indenture or any Warrant Certificate except the right to receive the consideration (if any) for such unexercised Warrants as provided in this Section 4.7.

(9)                                  In the event of a Common Share Reorganization, Rights Offering, Special Distribution on the Common Shares or Common Share Capital Reorganization requiring an adjustment or readjustment to the number of Common Shares issuable upon exercise of the Warrants as provided in Section 5.1, the Directors acting reasonably and in good faith shall adjust the Effective Price thresholds of U.S.$9.25 and U.S. $10.50 in Sections 4.7(1) and 4.7(2)  to appropriately reflect the effect, if any, of such event and such adjustment or readjustment, if any, shall be included in the Certificate of the Corporation delivered to the Warrant Agent and in the notice provided to the Warrantholders and the TSX pursuant to Section 5.3.

ARTICLE 5
ADJUSTMENTS

5.1                               Adjustments to Exercise Rights

(1)                                  The number of Common Shares issuable upon exercise of the Warrants which have not been previously exercised will be subject to adjustment from time to time in the events and in the manner provided in this Article 5.

(2)                                  If and whenever at any time after the date hereof and prior to the Expiry Time, the Corporation:

(a)                                  issues Common Shares or securities convertible into or exchangeable for Common Shares to the holders of all or substantially all of the outstanding Common Shares as a stock dividend or similar distribution, which does not constitute a Dividend Paid in the Ordinary Course and excluding, for greater certainty, any Common Shares issuable upon conversion of the Class A Preferred Shares in accordance with the rights, privileges, restrictions and conditions attaching to the Common Shares and the Class A Preferred Shares;

(b)                                 subdivides, splits, changes or exchanges its outstanding Common Shares into a greater number of Common Shares; or

(c)                                  reduces, combines or consolidates its outstanding Common Shares into a smaller number of Common Shares, (any of such events in Sections 5.1(2)(a), (b) and (c) being a “Common Share Reorganization”), then the number of Common Shares issuable upon exercise of the Warrants will be adjusted as of the record date at which shareholders are determined for purposes of the Common Share Reorganization by multiplying the number of Common Shares issuable upon exercise of the Warrants immediately prior to such record date by a fraction, the numerator of which will be the number of Common Shares outstanding as of such record date after giving effect to such Common Share Reorganization and the denominator of which will be the number of Common Shares outstanding on the record date before giving effect to such Common Share Reorganization.

(3)                                  If and whenever at any time after the date hereof and prior to the Expiry Time, the Corporation fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of the outstanding Common Shares under which such holders are entitled, during a period expiring not more than forty-five (45) days after the record date for such issue (the “Rights Period”), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or at an exchange price or conversion price per share to the holder in the case of securities exchangeable for or convertible into Common Shares) which is less than ninety-five per cent (95%) of the Current Market Price for the Common Shares on such record date (any of such events being called a “Rights Offering”), then, in each such case, the number of Common Shares theretofor issuable on the exercise of the Warrants immediately prior to the record date will be adjusted immediately after such record date by multiplying the number of Common Shares issuable on the exercise of the Warrants prior to the record date by a fraction, the numerator of which will be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares so offered for subscription or purchase (or into or for which the convertible or exchangeable securities so offered are ultimately convertible or exchangeable) and the denominator of which will be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate subscription or purchase price of the total number of additional Common Shares so offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price.

To the extent that any such rights, options or warrants are not so exercised on or before the expiry thereof, the number of Common Shares issuable upon exercise of the Warrants will be readjusted to the number of Common Shares issuable upon exercise of the Warrants which would then be in effect based on the number of Common Shares (or the securities convertible into or exchangeable for Common Shares) actually delivered on the exercise of such rights, options or warrants.

(4)                                  If and whenever at any time after the date hereof and prior to the Expiry Time, the Corporation fixes a record date for the issuance or the distribution to the holders of all or substantially all of the outstanding Common Shares of: (A) securities of the Corporation, including rights, options or warrants to acquire securities of the Corporation or any of its property or assets and including cash and evidences of indebtedness; or (B) any property or other assets, including cash and evidences of indebtedness, and if such issuance or distribution does not constitute a Dividend Paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being called a “Special Distribution on the Common Shares”), then the number of Common Shares issuable upon exercise of the Warrants will be adjusted as of the record date at which holders of Common Shares are determined for the purposes of the Special Distribution on the Common Shares by multiplying the number of Common Shares issuable on the exercise of the Warrants immediately prior to the record date by a fraction the numerator of which will be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date and the denominator of which will be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on the record date less the aggregate Fair Market Value at the time such Special Distribution on the Common Shares is authorized of such shares or rights, options or warrants or evidences of indebtedness or cash, securities or other property or assets to be so distributed.

To the extent that any Special Distribution on the Common Shares is not so made, the number of Common Shares issuable upon exercise of the Warrants will be readjusted effective immediately to the number of Common Shares issuable upon exercise of the Warrants which would then be in effect based upon such securities or property or other assets as actually distributed.

(5)                                  If and whenever at any time after the date hereof and prior to the Expiry Time, there is a reclassification of the Common Shares at any time outstanding or change of the Common Shares into other shares or into other securities or other capital reorganization (other than a Common Share Reorganization)  (any of such events being called a “Common Share Capital Reorganization”), any Warrantholder who is entitled to receive Common Shares pursuant to the exercise of Warrants in accordance with the provisions herein then held after the effective date of such Common Share Capital Reorganization will be entitled to receive, and will accept for the same aggregate consideration in lieu of the number of Common Shares to which such Warrantholder was previously entitled upon such exercise, the aggregate number of shares, other securities or other property that such holder would have been entitled to receive as a result of such Common Share Capital Reorganization if, on the effective date thereof, the holder had been the registered holder of the number of Common Shares to which such holder was previously entitled upon exercise of its Warrants pursuant to the immediately preceding sentence. The Corporation will take all steps necessary to ensure that, following a Common Share Capital Reorganization, the Warrantholders will receive upon exercise of the Warrants the aggregate number of shares, other securities or other property to which they are entitled, on exercise of the Warrants, as a result of the Common Share Capital Reorganization. Appropriate adjustments will be made as a result of any such Common Share Capital Reorganization in the application of the provisions set forth in this Article 5 with respect to the rights and interests thereafter of Warrantholders to the end that the provisions set forth in this Article 5 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the exercise of any Warrant. Prior to or concurrent with effecting a Common Share Capital Reorganization, the Corporation will enter into an indenture supplemental hereto approved by action of the Directors and by the Warrant Agent, which will set forth an appropriate adjustment to give effect to this Section 5.1(5), in which event such adjustment will for all purposes be conclusively deemed to be an appropriate adjustment, subject to manifest error and to the prior written consent of a Recognized Stock Exchange, if required.

(6)                                  In any case in which this Section 5.1 results in an adjustment to increase the number of Common Shares issuable upon exercise of the Warrants and which adjustment will become effective immediately after a record date for a specific event referred to herein, if the Warrants are exercised in accordance with this Series I and Series II Warrant Indenture after that record date but before the occurrence of such event, the Corporation may defer, until the occurrence of such event, the issuance to the Warrantholder of the additional Common Shares to which the Warrantholder is entitled by reason of the adjustment; provided, however, that the Corporation will deliver to such Warrantholder evidence of such Warrantholder’s right to receive such additional Common Shares upon the occurrence of such event and the right to receive any distributions or dividends made on such additional Common Shares which such Warrantholder would have, but for the provisions of this Section 5.1(6), become entitled to receive as the holder of record of such additional Common Shares from and after the date the Warrant was exercised.

(7)                                  Any adjustment to the number of Common Shares issuable upon exercise of the Warrants in accordance with the provisions set forth herein shall also include a corresponding adjustment to both the Series I Threshold Price and the Series II Threshold Price which shall be calculated by multiplying the relevant Threshold Price by a fraction: (i) the numerator of which shall be the number of Common Shares issuable upon exercise of the Series I Warrants or the Series II

Warrants, as the case may require, immediately prior to the adjustment and (ii) the denominator of which shall be the number of Common Shares issuable upon exercise of the Series I Warrants or the Series II Warrants, as the case may require, immediately after the adjustment.

(8)                                  The Directors may, acting reasonably and in good faith, effect an adjustment or readjustment of the number of Common Shares issuable upon the exercise of the Warrants, the nature of the property issuable upon exercise of the Warrants and the applicable Threshold Price; provided, however, that the Directors have determined, in good faith, that (i) such adjustment or readjustment is of a technical or “housekeeping” nature in order to ensure the proper functioning and interpretation of the provisions of this Article 5 and (ii) such adjustment or readjustment will not be prejudicial to the interests of the Warrantholders, the Corporation or the shareholders of the Corporation.

5.2                               Rules Regarding Calculation of Adjustment

(1)                                  For the purposes of Section 5.1:

(a)                                  the adjustments provided for in Section 5.1 are cumulative and will be computed to the nearest one-tenth (1/10th) of one cent and will be made successively whenever an event referred to therein occurs, subject to the following provisions of this Section;

(b)                                 no adjustment in the number of Common Shares issuable upon exercise of a Warrant will be required unless the cumulative effect of such adjustment would result in a change of at least one one-hundredth (1/100th) of a Common Share; provided, however, that any adjustments which, except for the provisions of this Section 5.2(b), would otherwise have been required to be made will be carried forward and taken into account in any subsequent adjustment;

(c)                                  no adjustment in the number of Common Shares issuable upon exercise of the Warrants will be required upon the issuance from time to time of Common Shares pursuant to (i) any of the Corporation’s current, former or future incentive plans, or any dividend reinvestment plan, or other similar stock option plan, as such plans may be replaced, supplemented or further amended from time to time, or (ii) any conversion of Class A Preferred Shares into Common Shares;

(d)                                 if at any time a dispute arises with respect to adjustments provided for in Section 5.1, such dispute will be conclusively determined, subject to the consent of a Recognized Stock Exchange, if required, by the Corporation’s auditors, or if they are unable or unwilling to act, by such other firm of nationally-recognized independent chartered accountants as may be selected by the Directors and, absent manifest error, any such determination will be binding upon the Corporation, the Warrant Agent and the Warrantholders, including, for such purpose, beneficial holders of Warrants; such auditors or accountants will be given access to all necessary records of the Corporation. If any such determination is made, the Corporation will deliver a Certificate of the Corporation to the Warrant Agent

describing such determination, and the Warrant Agent will be entitled to act and rely upon such Certificate of the Corporation;

(e)                                  if the Corporation sets a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the number of Common Shares issuable upon exercise of the Warrants will be made; and

(f)                                    in the absence of a resolution of the Directors fixing a record date for a Special Distribution on the Common Shares or Rights Offering, the Corporation will be deemed to have fixed as the record date therefor the date on which the Special Distribution on the Common Shares or Rights Offering is effected.

5.3                               Certificate as to Adjustment

The Corporation will from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 5.1, deliver a Certificate of the Corporation to the Warrant Agent specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, and the Warrant Agent will be entitled to act and rely upon such Certificate of the Corporation. Such Certificate of the Corporation and the amount of the adjustment specified therein will, absent manifest error, be conclusive and binding on all parties in interest. Until such Certificate of the Corporation is received by the Warrant Agent, the Warrant Agent may act and shall be protected in acting on the presumption that no adjustment has been made or is required. The Corporation will forthwith give notice to the Warrantholders and the TSX specifying the event requiring such adjustment or readjustment and the amount thereof, including the resulting number of Common Shares issuable upon exercise of each Warrant and the applicable Threshold Price; provided that if the Corporation has given notice under Section 5.4 covering all the relevant facts in respect of such event, no such notice need be given under this Section 5.3.

5.4                               Notice of Special Matters

The Corporation covenants that, so long as any Warrants remain outstanding, it will give notice to the Warrant Agent, to the TSX and to the Warrantholders of (i) the attainment of the Series I Threshold Price or the Series II Threshold Price, as applicable, and (ii) its intention to fix a record date for any event referred to in Sections 5.1(2), 5.1(3), 5.1(4) or 5.1(5) which may give rise to an adjustment in the number of Common Shares issuable upon exercise of the Warrants, or other adjustment under this Article 5, and such notice will specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation will only be required to specify in such notice such particulars of such event as will have been fixed and determined on the date on which such notice is given. Such notice will be given not less than 14 days prior to the applicable record date.

5.5                               Protection of Warrant Agent

The Warrant Agent will not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment in the number of Common Shares issuable upon exercise of the Warrants, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same; and it will not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or other property which may at any time be issued or delivered upon the exercise of any Warrant; and the Warrant Agent, except to the extent that there has been a failure by the Warrant Agent or its employees or agents to act honestly and in good faith or where the Warrant Agent or its employees or agents have acted negligently or in wilful disregard of their obligations hereunder or have not complied with Article 10, will not be responsible for any failure of the Corporation to issue, transfer or deliver Common Shares or share certificates upon the surrender of any Warrant for the purpose of exercise, or to comply with any of the covenants contained in this Article 5.

ARTICLE 6
COVENANTS

6.1                               General Covenants

The Corporation represents, warrants and covenants with the Warrant Agent that so long as any Warrant remains outstanding:

(a)                                  the Corporation is duly authorized to create and issue both the Series I Warrants and the Series II Warrants and that the Series I Warrant Certificates and the Series II Warrant Certificates, when issued and countersigned as herein provided, will be valid and enforceable against the Corporation;

(b)                                 the Corporation will at all times maintain its corporate existence and keep or cause to be kept proper books of account in accordance with generally accepted accounting practice;

(c)                                  the Corporation will reserve for the purpose and keep available sufficient unissued Common Shares to enable it to satisfy its obligations on the exercise of the both the Series I Warrants and the Series II Warrants;

(d)                                 the Corporation will cause the Common Shares issued pursuant to the exercise of the Warrants, and the certificates representing such Common Shares, to be duly issued and delivered in accordance with the terms hereof;

(e)                                  all Common Shares that are issued or created on exercise of the Warrants will be fully paid and non-assessable;

(f)                                    the Corporation will not take any action or omit to take any action that would reasonably be expected to have the effect of preventing the Warrantholders from exercising any of the Warrants or receiving any of the Common Shares upon such exercise provided that the Corporation is not precluded from taking any action or omitting to take any action that may effect whether an Exercise Date occurs;

(g)                                 the Corporation will perform and carry out all acts and things to be done by it as provided in this Series I and Series II Warrant Indenture and, subject to Section 4.6, will not take any action that might reasonably be expected to deprive the Warrantholders of their rights to acquire Common Shares upon the exercise of the Warrants provided that the Corporation is not precluded from taking any action or omitting to take any action that may effect whether an Exercise Date occurs;

(h)                                 subject to Section 4.6, the Corporation will make all requisite filings in connection with the exercise of the Warrants and issuance of the Common Shares; and

(i)                                     the Corporation will use reasonable best efforts to maintain its status as a reporting issuer (or the equivalent) not in default in each of the Qualifying Jurisdictions providing for such a regime and will use reasonable best efforts to maintain the listing of the Common Shares and the Series I Warrants and the Series II Warrants on the TSX. For greater certainty, using reasonable best efforts to maintain the listing of the Common Shares, the Series I Warrants and the Series II Warrants shall not preclude the Directors from approving or recommending a transaction which may result in a Change of Control that causes the de-listing of the Common Shares and/or Series I Warrants and/or Series II Warrants provided that, in the event that such transaction gives rise to a Change of Control that both (x) is subject to Section 4.7(2) and (y) causes the Common Shares to be delisted, the Corporation elects in connection with the completion of such transaction to purchase for cancellation or cancel and exchange all unexercised Warrants in accordance with the provisions of Section 4.7(2).

6.2                               Warrant Agent’s Remuneration and Expenses

The Corporation will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will, on the Warrant Agent’s request, pay to or reimburse the Warrant Agent for all reasonable documented expenses, disbursements and advances made or incurred by the Warrant Agent in the administration or execution of the services contemplated hereby (including reasonable documented compensation and disbursements of its Counsel and other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder have been finally and fully performed, except any such expense, disbursement or advance that arises out of or results from negligence, wilful misconduct or bad faith of the Warrant Agent or of Persons for whom the Warrant Agent is responsible. This Section 6.2 will survive the termination of this Series I and Series II Warrant Indenture and the removal or resignation of the Warrant Agent.

6.3          Performance of Covenants by Warrant Agent

If the Warrant Agent is made aware of the failure of the Corporation to perform any of its obligations under this Series I and Series II Warrant Indenture, the Warrant Agent shall notify the Warrantholders of such failure or, alternatively, may itself perform any of such obligations capable of being performed by it, but will not be bound to do so or to notify the Warrantholders that it is so doing. All sums expended or advanced by the Warrant Agent in so doing will be repayable as provided in Section 6.2. No such performance, expenditure or advance by the Warrant Agent will relieve the Corporation of any default or of its continuing obligations hereunder.

ARTICLE 7
ENFORCEMENT

7.1          Warrantholders May Not Sue

(1)           Subject to Section 7.1(2), no holder of any Warrant will have any right to institute any action or proceeding against the Corporation in relation to its rights under this Series I and Series II Warrant Indenture, the Series I Warrants, the Series I Warrant Certificates, the Series II Warrants or the Series II Warrant Certificates unless:

(a)           such holder has previously given to the Warrant Agent written notice of the nature of such action or proceeding;

(b)           the holders of at least twenty-five per cent (25%) of the Series I Warrants and the Series II Warrants, on a combined basis, have made a written request to the Warrant Agent and have afforded to it reasonable opportunities either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its own name for such purpose;

(c)           such Warrantholders have provided to the Warrant Agent, when so requested by the Warrant Agent, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and

(d)           the Warrant Agent has failed to act within a reasonable time after such notification, request and provision of indemnity; and such notification, request and provision of indemnity are hereby declared in every such case, at the option of the Warrant Agent, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Warrants.

(2)           Notwithstanding Section 7.1(1), a holder is not required to comply with Section 7.1(1)(c), and Section 7.1(1)(d) will not be applicable, if the Warrant Agent, notwithstanding compliance by the Warrantholders with Section 7.1(1)(a) and Section 7.1(1)(b), has advised the Warrantholders in writing that it will not take any of the actions requested in subsection 7.1(1)(b) even if the Warrant Agent were to be provided with sufficient funds and security and indemnity satisfactory to it as contemplated by Section 7.1(1)(c).

7.2          Suits by Warrantholders

Subject to Sections 7.1, 7.3 and 8.11, any of the rights conferred upon a Warrantholder by the terms of the Warrants held by it and/or this Series I and Series II Warrant Indenture may be enforced by such Warrantholder by appropriate legal proceedings but without prejudice to the right that is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the holders of the Warrants from time to time outstanding.

7.3          Warrant Agent May Institute All Proceedings

(1)           The Warrant Agent will also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised will be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

(2)           Any such suit or proceeding instituted by the Warrant Agent may be brought in the name of the Warrant Agent, and any recovery of judgment will be for the rateable benefit of the holders of the Warrants subject to the provisions of this Series I and Series II Warrant Indenture. In any proceeding brought by the Warrant Agent (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Series I and Series II Warrant Indenture, to which the Warrant Agent will be a party), the Warrant Agent will be held to represent all the holders of the Warrants, and it will not be necessary to make any holders of the Warrants parties to any such proceeding.

7.4          Immunity of Shareholders, etc.

Subject to the rights available at law or in express provisions of any contract or other instrument, the Warrant Agent and, by the acceptance of the Warrant Certificates and as part of the consideration for the issuance of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any Person in its capacity as an incorporator or any past, present or future shareholder or other securityholder, director, officer, employee or agent of the Corporation for the creation and issuance of the Common Shares pursuant to any Warrant or in respect of any covenant, agreement, representation or warranty by the Corporation herein or in the Warrant Certificates.

7.5          Limitation of Liability

The obligations hereunder are not personally binding upon, nor will resort hereunder be had to, the Directors or shareholders of the Corporation or any of the past, present or future Directors or shareholders of the Corporation or any of the past, present or future officers, employees or agents of the Corporation, but only the property of the Corporation or any successor corporation will be bound in respect hereof.

ARTICLE 8
MEETINGS OF WARRANTHOLDERS

8.1          Right to Convene Meetings

(1)           The Warrant Agent may, at any time and from time to time, convene a meeting of the Series I Warrantholders and the Series II Warrantholders, on a combined basis, and will do so upon receipt of a written Request of the Corporation or a Warrantholders’ Request and on being funded and indemnified to its reasonable satisfaction by the Corporation or by one or more of the Warrantholders signing such Warrantholders’ Request against the costs that it may incur in connection with convening and holding the meeting.

(2)           If the Warrant Agent fails, within five (5) Business Days after receipt of such written Request of the Corporation or Warrantholders’ Request and indemnity, to give notice convening a meeting, the Corporation or any of such Warrantholders, as the case may be, may convene such meeting.

(3)           Every such meeting will be held in Montreal, Quebec, Canada or such other place as is approved or determined by the Warrant Agent and the Corporation. However, if the meeting is convened by the Corporation or a Warrantholder as a result of the Warrant Agent’s failure or refusal to convene such meeting, the meeting must be held in Montreal.

8.2          Notice

(1)           At least twenty-one (21) days’ notice of any meeting must be given to the Warrantholders, to the Warrant Agent (unless the meeting has been convened by it) and to the Corporation (unless the meeting has been convened by it).

(2)           The notice to be delivered in accordance with Section 11.2 must state the time when and the place where the meeting is to be held and describe (with sufficient detail to permit a Warrantholder to make a reasoned decision with respect to the matters for consideration) the general nature of the business to be transacted thereat, but it will not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 8.

8.3          Chairman

Some individual (who need not be a Warrantholder) designated in writing by the Warrant Agent will be chairman of the meeting or, if no individual is so designated or the Person so designated is not present within fifteen (15) minutes after the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy may choose some individual present to be chairman.

8.4          Quorum

(1)           Subject to the provisions of Section 8.12, at any meeting of Warrantholders a quorum will consist of one or more Warrantholders present in person or by proxy at the commencement of business holding in the aggregate not less than ten percent (10%) of the total number of Series I Warrants and the Series II Warrants then outstanding on a combined basis.

(2)           If a quorum of Warrantholders is not present within thirty (30) minutes after the time fixed for holding a meeting, the meeting, if convened by Warrantholders or on a Warrantholders’ Request, will be dissolved, but, subject to Section 8.12, in any other case will be adjourned to the seventh (7th) calendar day following the meeting, at the same time of day and place and no notice of the adjournment need be given.

(3)           At the adjourned meeting, the Warrantholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened notwithstanding the number of Warrants that they hold.

8.5          Power to Adjourn

The chairman of a meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn the meeting, and no notice of such adjournment need be given except as the meeting prescribes.

8.6          Show of Hands

Every question submitted to a meeting, other than an Extraordinary Resolution, will be decided in the first place by a majority of the votes given on a show of hands and, unless a written ballot is duly demanded as provided in Section 8.7 or Section 8.18, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority will be conclusive evidence of the fact.

8.7          Written Ballot

(1)           On every Extraordinary Resolution, and on every other question submitted to a meeting on which a written ballot is directed by the chairman or requested by one or more Warrantholders acting in person or by proxy, a vote by written ballot will be taken in such manner as the chairman directs.

(2)           Questions other than those required to be determined by Extraordinary Resolution will be decided by a majority of the votes cast on the written ballot.

8.8          Voting; Series Votes

(1)           On a show of hands, each Person present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, will have one (1) vote, and on a written ballot each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing will be entitled to one vote in respect of each Warrant held by such holder.

(2)           A proxyholder need not be a Warrantholder.

(3)           At each meeting of Warrantholders, all proposals and matters submitted to a vote at such meeting shall be voted upon by the Series I Warrantholders and the Series II Warrantholders as a single series and on a combined basis, unless a particular matter or proposal would remove or change prejudicially the rights or economic interests of one series of Warrants (the “Affected Series”) without proposing to effect concurrently the same or equivalent removal or change to the other series of Warrants in like manner (the “Unaffected Series”), in which case the proposal or matter in question shall require the affirmative voting majority as required by this Article 8 on both (i) a vote taken of the Affected Series and the Unaffected Series as a single series and on a combined basis and (ii) a separate series vote taken of the Affected Series.

8.9          Regulations

(1)           The Warrant Agent, or the Corporation with the approval of the Warrant Agent, may from time to time make or vary such regulations as it thinks fit:

(a)           for the issuance of voting certificates by any bank, trust company or other depository satisfactory to the Warrant Agent stating that the Warrants specified therein have been deposited with it by a named Person and will remain on deposit until a specified date, which voting certificates will entitle the Persons named therein to be present and vote at any meeting of Warrantholders and at any adjournment thereof held before that date or to appoint a proxyholder(s) to represent them and vote for them at any such meeting and at any adjournment thereof held before that date in the same manner and with the same effect as though the Persons so named in such voting certificates were the actual holders of the Warrants specified therein;

(b)           for the form of instrument appointing a proxyholder(s), the manner in which it must be executed, and verification of the authority of a Person who executes it on behalf of a Warrantholder;

(c)           governing the places at which and the times by which voting certificates or instruments appointing proxyholder(s) must be deposited;

(d)           for the deposit of voting certificates or instruments appointing proxyholder(s) at some approved place other than the place at which the meeting is to be held and enabling particulars of such voting certificates or instruments appointing proxyholder(s) to be sent by mail, facsimile or other means of prepaid, transmitted, recorded communication before the meeting to the Corporation or to the Warrant Agent at the place where the meeting is to be held and for voting pursuant to instruments appointing proxyholder(s) so deposited as though the instruments themselves were produced at the meeting; and

(e)           generally for the convening of meetings of Warrantholders and the conduct of business thereof.

(2)           Any regulations so made will be binding and effective and the votes given in accordance therewith will be valid and will be counted.

(3)           Except as such regulations provide, the only Persons who will be recognized at a meeting as the holders of any Warrants, or as entitled to vote or, subject to Section 8.10, be present at the meeting in respect thereof, will be the registered holders of such Warrants or their duly appointed proxyholder(s).

(4)           Notwithstanding any such regulations, the giving of notice of a meeting of Warrantholders, solicitation of proxies, communication with and the provision of meeting materials to Warrantholders, and the conduct of any such meeting shall be undertaken in compliance with Applicable Law.

8.10        The Corporation and Warrant Agent may be Represented

The Corporation and the Warrant Agent by their respective employees, officers or directors, and the Counsel of the Corporation and the Warrant Agent may attend any meeting of Warrantholders, but will have no vote as such.

8.11        Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred on them by the other provisions of this Series I and Series II Warrant Indenture, by the Warrants or by Applicable Law, the Warrantholders at a meeting will have the power, exercisable from time to time by Extraordinary Resolution:

(a)           subject to the agreement of the Corporation, to assent to or sanction any amendment, modification, abrogation, alteration, compromise or arrangement of any right of the Warrantholders or of the Warrant Agent in its capacity as warrant agent hereunder, subject to the Warrant Agent’s approval, on behalf of the Warrantholders against the Corporation, whether such right arises under this Series I and Series II Warrant Indenture or otherwise and to authorize the Warrant Agent to concur in and execute any indenture supplemental hereto in connection therewith;

(b)           to amend, alter or repeal any Extraordinary Resolution previously passed;

(c)           to direct or authorize the Warrant Agent to enforce any obligation of the Corporation under this Series I and Series II Warrant Indenture or to enforce any right of the Warrantholders in any manner specified in the Extraordinary Resolution;

(d)           to refrain from enforcing any obligation or right referred to in Section 8.11(c);

(e)           to waive and direct the Warrant Agent to waive any default by the Corporation in complying with any provision of this Series I and Series II Warrant Indenture, either unconditionally or on any condition specified in the Extraordinary Resolution;

(f)            to appoint a committee with power and authority to exercise, and to direct the Warrant Agent to exercise, on behalf of the Warrantholders, such of the powers of the Warrantholders as are exercisable by Extraordinary Resolution;

(g)           to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any obligation of the Corporation under this Series I and Series II Warrant Indenture or to enforce any right of the Warrantholders;

(h)           to direct any Warrantholder who, as such, has brought any suit, action or proceeding, to stay or discontinue or otherwise deal therewith on payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(i)            from time to time and at any time to remove the Warrant Agent and appoint a successor; and

(j)            to assent to any compromise, arrangement or other reorganization with any creditor or any class of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

8.12        Meaning of “Extraordinary Resolution”

(1)           The expression “Extraordinary Resolution” when used in this Series I and Series II Warrant Indenture means, subject to the provisions of this Section 8.12 and of Sections 8.15 and 8.16, a resolution passed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 8 at which there are present in person or by proxy Warrantholders holding in the aggregate not less than thirty per cent (30%) of the aggregate number of Series I Warrants and Series II Warrants then outstanding on a combined basis and passed by the affirmative votes of Series I Warrantholders and Series II Warrantholders who hold in the aggregate not less than sixty-six and two-thirds per cent (66 2/3%) of the aggregate number of Series I Warrants and Series II Warrants represented at the meeting and voted on the resolution as a single series and on a combined basis, except if the proposal or matter requires a series vote pursuant to Section 8.8(3).

(2)           If, at a meeting convened for the purpose of passing an Extraordinary Resolution, the quorum required by Section 8.12(1) is not present within thirty (30) minutes after the time appointed for the meeting, the meeting, if convened by Warrantholders or on a Warrantholders’ Request, will be dissolved, but in any other case will stand adjourned to such day, being not less than seven calendar days or more than thirty (30) calendar days later, and to such place and time, as is appointed by the chairman.

(3)           Not less than seven (7) calendar days’ notice must be given to the Warrantholders of the time and place of an adjourned meeting.

(4)           The notice must state that at the adjourned meeting the Warrantholders present in Person or by proxy will form a quorum but it will not be necessary to set forth the purposes for which the meeting was originally convened or any other particulars.

(5)           At the adjourned meeting, the Warrantholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened, and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Section 8.12(1) will be an Extraordinary Resolution within the meaning of this Series I and Series II Warrant Indenture notwithstanding the fact that the Warrantholders present at such adjourned meeting hold in the aggregate less than thirty per cent (30%) of the total number of Series I Warrants and Series II Warrants outstanding on a combined basis.

(6)           Votes on an Extraordinary Resolution must be cast by ballot and no demand for a ballot on an Extraordinary Resolution will be necessary.

8.13        Powers Cumulative

Any one or more of the powers, and any combination of the powers, in this Series I and Series II Warrant Indenture stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise, may be exercised from time to time, and the exercise of any one or more of such powers or any combination of such powers from time to time will not prevent the Warrantholders from exercising such powers or combination of powers thereafter from time to time.

8.14        Minutes

Minutes of all resolutions passed and proceedings taken at every meeting of the Warrantholders will be made and duly entered in books from time to time provided for such purpose by the Warrant Agent at the expense of the Corporation, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or such proceedings were taken, will be prima facie evidence of the matters therein stated, and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been so made, entered and signed will be deemed to have been duly convened and held, and all resolutions passed and proceedings taken thereat to have been duly passed and taken.

The Corporation will be provided with, in a timely manner and at its own expense, copies of any and all resolutions passed at any meeting of the Warrantholders.

8.15        Instruments in Writing

Any action that may be taken and any power that may be exercised by Warrantholders at a meeting held as provided in this Article 8 by way of a resolution or an Extraordinary Resolution may also be taken and exercised (a) by Warrantholders who hold in the aggregate not less than fifty per cent (50%) of the aggregate number of Series I Warrants and Series II Warrants then outstanding on a combined basis with respect to resolutions that are not Extraordinary Resolutions and (b) by Warrantholders who hold in the aggregate not less than sixty-six and two-

thirds per cent (66 2/3%) of the aggregate number of Series I Warrants and Series II Warrants then outstanding on a combined basis with respect to Extraordinary Resolutions, by their signing, each in person or by attorney duly appointed in writing, an instrument in writing in one or more counterparts. The expressions “resolution” and “Extraordinary Resolution” when used in this Series I and Series II Warrant Indenture include a resolution embodied in an instrument so signed.

The Corporation will be provided with, in a timely manner and at its own expense, copies of any and all instruments in writing signed by the Warrantholders pursuant to this Section 8.15.

Section 8.8(3) shall apply, mutatis mutandis, to instruments in writing pursuant to this Section 8.16.

8.16        Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 8 at a meeting of Warrantholders will be binding on all Warrantholders, whether present at or absent from the meeting and whether voting for or against the resolution or abstaining, and every instrument in writing signed by the requisite Warrantholders in accordance with Section 8.15 will be binding on all Warrantholders, whether signatories thereto or not, and every Warrantholder and the Warrant Agent (subject to the provisions for its indemnity herein contained) will be bound to give effect accordingly to every such resolution and instrument in writing.

8.17        Holdings by the Corporation and Subsidiaries Disregarded

In determining whether Warrantholders holding the required total number of Warrants are present in person or by proxy for the purpose of constituting a quorum, or have voted or consented to a resolution, Extraordinary Resolution, consent, waiver, Warrantholders’ Request or other action under this Series I and Series II Warrant Indenture, a Warrant held by the Corporation or by any Affiliate of the Corporation will be deemed not to be outstanding. Upon a request in writing by the Warrant Agent, the Corporation will provide a certificate of the Corporation detailing the registration and denomination of any Warrants held by the Corporation or by any Affiliate of the Corporation.

8.18        Application of CBCA Rules to Warrantholders’ Meeting

Subject to the provisions of Section 8.9(4), the Corporation may, in its sole discretion, but is under no obligation to at any time, apply, mutatis mutandis, such voting, quorum, procedural and other rules relating to shareholder meetings set out in the Canada Business Corporations Act and the regulations enacted or promulgated thereunder to any meeting of Warrantholders as a supplement to, or in lieu of, any or all of the provisions of this Article 8.

ARTICLE 9
SUPPLEMENTAL INDENTURES

9.1          Provision for Supplemental Indentures for Certain Purposes

From time to time the Corporation (when authorized by its Directors) and the Warrant Agent may, without the consent of the Warrantholders, subject to the provisions hereof, and will when so directed hereby, execute and deliver by their proper officers indentures or instruments supplemental hereto (including any amendments and restatements hereof), which thereafter will form part hereof, for any or all of the following purposes:

(a)           setting forth or giving effect to any adjustments resulting from the application of the provisions of Article 5;

(b)           adding hereto such additional covenants and enforcement provisions for the benefit of Warrantholders as in the opinion of Counsel are necessary or advisable;

(c)           giving effect to any Extraordinary Resolution passed as provided in Article 8;

(d)           making such provisions not inconsistent with this Series I and Series II Warrant Indenture as are necessary or desirable with respect to matters or questions arising hereunder, and are not, in the opinion of the Warrant Agent relying on the opinion of Counsel, materially adverse to the rights or interests of the Warrantholders as a group;

(e)           adding to, deleting or altering the provisions hereof in respect of the transfer of Warrants or the exchange of Warrant Certificates, and making any modification in the form of the Warrant Certificates provided that any such action in the opinion of Counsel acceptable to the Warrant Agent does not materially prejudice the rights of the Warrantholders as a group;

(f)            providing for the transfer of either or both the Series I Warrants and/or the Series II Warrants as an issue of securities into the book entry only system or such other system for the paperless entry of securities maintained by a global securities depository;

(g)           modifying or amending any provision of this Series I and Series II Warrant Indenture or relieving the Corporation from any obligation, condition or restriction herein contained, except that no such modification or relief will be or become operative or effective if in the opinion of the Warrant Agent, relying on the opinion of Counsel, it would impair any of the rights or interests of the Warrantholders as a group or of the Warrant Agent, and the Warrant Agent may in its uncontrolled discretion decline to enter into any such supplemental indenture which in its opinion will not afford adequate protection to the Warrant Agent when it becomes operative; and

(h)           for any other purpose not inconsistent with the terms of this Series I and Series II Warrant Indenture, including the correction or rectification of any ambiguity, defective or inconsistent provision, error or omission herein, if in the opinion of the Warrant Agent relying on the opinion of Counsel, the rights of the Warrant Agent and of the Warrantholders, as a group, are not materially prejudiced thereby.

Notwithstanding anything to the contrary in this Series I and Series II Warrant Indenture, no supplement or amendment to the terms of the Warrants or to this Series I and Series II Warrant Indenture may be made without the consent of the TSX.

ARTICLE 10
CONCERNING THE WARRANT AGENT

10.1        Indenture Legislation

(1)           If and to the extent that any provision of this Series I and Series II Warrant Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Law, then the mandatory requirement will prevail.

(2)           The Corporation and the Warrant Agent each will at all times in relation to this Series I and Series II Warrant Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefits of Applicable Law.

10.2        Warrant Agent’s Authority to Carry on Business

The Warrant Agent represents and warrants to the Corporation that at the date hereof it is authorized to carry on the business of a trust company in Montreal, Quebec, Canada and Toronto, Ontario, Canada. If, notwithstanding the provisions of this Section 10.2, it ceases to be authorized to carry on such business, the validity and enforceability of this Series I and Series II Warrant Indenture and the Warrants issued hereunder will not be affected in any manner whatsoever by reason only of such event provided that the Warrant Agent, within thirty (30) days after ceasing to be authorized to carry on such business, either becomes so authorized or resigns in the manner and with the effects specified in Section 10.9.

10.3        Rights and Duties of Warrant Agent

(1)           In the exercise of the rights and duties prescribed or conferred by the terms of this Series I and Series II Warrant Indenture, the Warrant Agent will act honestly and in good faith with a view to the best interests of the Warrantholders, and will exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. Subject to the foregoing, the Warrant Agent will not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it will have been required so to do under the terms hereof; nor will the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice will distinctly specify the default desired to be brought to the attention of the Warrant

Agent and in the absence of any such notice the Warrant Agent may for all purposes of this Series I and Series II Warrant Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice will in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent will take action with respect to any default.

(2)           No provision of this Series I and Series II Warrant Indenture will be construed to relieve the Warrant Agent from liability for its own dishonesty, bad faith, wilful misconduct, gross negligence or negligence.

(3)           The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any right of the Warrant Agent or the Warrantholders hereunder is subject to the condition that, when required by notice to the Warrantholders by the Warrant Agent, the Warrant Agent is furnished by one or more Warrantholders with sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Warrant Agent to protect and hold it harmless against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(4)           No provision of this Series I and Series II Warrant Indenture will require the Warrant Agent to expend or risk its own funds, or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless it is so indemnified.

(5)           The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrant Certificates held by them, for which certificates the Warrant Agent will issue receipts.

(6)           Every provision of this Series I and Series II Warrant Indenture that relieves the Warrant Agent of liability or entitles it to rely on any evidence submitted to it is subject to the provisions of Applicable Law, of this Section 10.3 and of Section 10.4.

10.4        Evidence, Experts and Advisers

(1)           In addition to the reports, certificates, opinions and other evidence required by this Series I and Series II Warrant Indenture, the Corporation will furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as is prescribed by Applicable Law or as the Warrant Agent reasonably requires by written notice to the Corporation.

(2)           In the exercise of any right or duty hereunder, the Warrant Agent, if it is acting in good faith, may act and rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Warrant Agent pursuant to a provision hereof or of Applicable Law or pursuant to a request of the Warrant Agent, if such evidence complies with Applicable Law and the Warrant Agent examines such evidence and determines that it complies with the applicable requirements of this Series I and Series II Warrant Indenture.

(3)           Whenever Applicable Law requires that evidence referred to in Section 10.4(1) be in the form of a statutory declaration, the Warrant Agent may accept such statutory declaration in lieu of a Certificate of the Corporation required by any provision hereof.

(4)           Any such statutory declaration may be made by any Director or officer of the Corporation.

(5)           The Warrant Agent may act and rely and will be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(6)           Proof of the execution of any document or instrument in writing, including a Warrantholders’ Request, by a Warrantholder may be made by the certificate of a commissioner of oaths, a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution, or in any other manner that the Warrant Agent considers adequate.

(7)           The Warrant Agent may employ or retain such Counsel, accountants, appraisers, or other experts or advisers as it reasonably requires for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and will not be responsible for any misconduct or negligence on the part of any of them who has been selected with due care by the Warrant Agent. Any remuneration so paid by the Warrant Agent will be repaid to the Warrant Agent in accordance with Section 6.2.

(8)           The Warrant Agent may act and rely and will be protected in acting and relying in good faith on the opinion or advice of or information obtained from any Counsel, accountant or other expert or advisor, whether retained or employed by the Corporation or by the Warrant Agent, in relation to any matter arising in the administration of the services contemplated herein.

10.5        Documents, Money, Etc. held by Warrant Agent

The Warrant Agent may retain any cash balance held in connection with this Series I and Series II Warrant Indenture and may, but need not, hold the same in its deposit department or the deposit department of one of its Affiliates, but the Warrant Agent and its Affiliates shall not be liable to account for any profit to the Corporation or any other Person other than at a rate of interest on such balance, if any, established from time to time by the Warrant Agent or its Affiliates.

10.6        Action by Warrant Agent to Protect Interests

The Warrant Agent will have the power to institute and to maintain such actions and proceedings as it considers necessary or expedient to protect or enforce its interests and the interests of the Warrantholders.

10.7        Warrant Agent not Required to Give Security

The Warrant Agent will not be required to give any bond or security in respect of the performance of the agency created hereby, the execution of the trusts and powers of this Series I and Series II Warrant Indenture or otherwise in respect of this Series I and Series II Warrant Indenture.

10.8        Protection of Warrant Agent

(1)           By way of supplement to the provisions of any Applicable Law for the time being relating to Warrant Agents or agents, it is expressly declared and agreed that:

(a)           the Warrant Agent will not be liable for or by reason of, or required to substantiate, any statement of fact or recital in this Series I and Series II Warrant Indenture or in the Warrant Certificates (except the representation contained in Section 10.10 or in the certificate of the Warrant Agent on the Warrant Certificates), but all such statements or recitals are and will be deemed to be made by the Corporation;

(b)           nothing herein contained will impose on the Warrant Agent any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Series I and Series II Warrant Indenture or any instrument ancillary or supplemental hereto;

(c)           the Warrant Agent will not be bound to give notice to any person of the execution hereof;

(d)           the Warrant Agent will not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach by the Corporation of any obligation herein contained or of any act of any Director, officer, employee or agent of the Corporation; and

(e)           the Warrant Agent will not be liable or accountable for any loss or damage whatsoever to any Person caused by the performance of, or any failure by it to perform, its responsibilities under this Series I and Series II Warrant Indenture save only to the extent that such loss or damage is attributable to the dishonesty, bad faith, wilful misconduct, gross negligence or negligence of, or a breach of the standard of care in Section 10.3(1) by,  the Warrant Agent.

(2)           The Corporation agrees to indemnify the Warrant Agent and its directors, officers and employees and save them harmless from and against all liabilities, losses, claims, demands, suits,

damages, costs and actions which may be brought against or suffered by them arising out of or connected with the performance by the Warrant Agent of its duties hereunder except to the extent that such liabilities, losses, claims, demands, suits, damages, costs and actions are attributable to dishonesty, bad faith, wilful misconduct, gross negligence or negligence of the Warrant Agent. In the absence of dishonesty, bad faith, wilful misconduct, gross negligence or negligence on its part, the Warrant Agent shall not be liable for any action taken, suffered, or omitted by it or for any error of judgement made by it in the performance of its duties under this Series I and Series II Warrant Indenture. In no event will the Warrant Agent be liable for special, indirect, consequential or punitive loss or damages of any kind whatsoever (including but not limited to lost profits), even if the Warrant Agent has been advised of the possibility of such damages. Any liability of the Warrant Agent will be limited in the aggregate to an amount equal to 12 times the monthly fee paid by the Corporation. In the event any question or dispute arises with respect to the Warrant Agent’s duties hereunder, the Warrant Agent shall not be required to act or be held liable or responsible for its failure or refusal to act until the question or dispute has been (i) judicially settled (and, if appropriate the Warrant Agent may file a suit in interpleader or for a declaratory judgement for such purpose) by final judgement by a court of competent jurisdiction that is binding on all parties in the matter and is no longer subject to review or appeal, or (ii) settled by written document in form and substance satisfactory to the Warrant Agent and executed by the Warrant Agent. In addition, the Warrant Agent may require for such purpose, but shall not be obligated to require, the execution of such written settlement by parties that may have an interest in the settlement. This provision will survive the resignation or termination of the Warrant Agent or the termination of this Series I and Series II Warrant Indenture.

(3)           The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Series I and Series II Warrant Indenture has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on ten (10) days written notice to the Corporation, provided that (i) the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Warrant Agent’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

(4)           The parties to this Series I and Series II Warrant Indenture acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Series I and Series II Warrant Indenture. Despite any other provision of this Series I and Series II Warrant Indenture, neither party shall take or direct any action that would contravene, or cause the other party to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under applicable Privacy Laws. The Warrant Agent shall use commercially best efforts to ensure that its services hereunder comply with applicable Privacy Laws. Specifically, the Warrant Agent agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Series I and Series II Warrant Indenture and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft or unauthorized access, use or modification.

10.9        Replacement of Warrant Agent

(1)           The Warrant Agent may resign its agency hereunder and be discharged from all further duties and liabilities hereunder, except as provided in this Section 10.9, by giving to the Corporation and the Warrantholders not less than thirty (30) Business Days notice in writing or, if a new Warrant Agent has been appointed, such shorter notice as the Corporation accepts as sufficient.

(2)           The Warrantholders by Extraordinary Resolution may at any time remove the Warrant Agent and appoint a new Warrant Agent.

(3)           If the Warrant Agent so resigns or is so removed or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Corporation will forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Warrantholders.

(4)           Failing such appointment by the Corporation, the retiring Warrant Agent or any Warrantholder may apply to the Ontario Superior Court of Justice, on such notice as the Court directs, for the appointment of a new Warrant Agent, at the expense of the Corporation.

(5)           Any new Warrant Agent so appointed by the Corporation or by the Court will be subject to removal as aforesaid by the Warrantholders.

(6)           Any new Warrant Agent appointed under any provision of this Section 10.9 must be a corporation authorized to carry on the business of a trust company in Quebec and Ontario and, if required by the Applicable Law of any other province, in such other province.

(7)           On any such appointment, the new Warrant Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed, but there will be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as, in the opinion of Counsel, are necessary or advisable for the purpose of assuring such powers, rights, duties and responsibilities to the new Warrant Agent, provided that, on any resignation or termination of the Warrant Agent and appointment of a successor Warrant Agent, the successor Warrant Agent will have executed an appropriate instrument accepting such appointment and, at the Request of the Corporation, the predecessor Warrant Agent, upon payment of its outstanding remuneration and expenses, will execute and deliver to the successor Warrant Agent an appropriate instrument transferring to such successor Warrant Agent all rights and powers of the Warrant Agent hereunder.

(8)           On the appointment of a new Warrant Agent, the Corporation will promptly give notice thereof to the Warrantholders.

(9)           A corporation into or with which the Warrant Agent is merged or consolidated or amalgamated, or a corporation succeeding to the agency business of the Warrant Agent, will be the successor to the Warrant Agent hereunder without any further act on its part or on the part of any party hereto if such corporation would be eligible for appointment as a new Warrant Agent under Section 10.9(6).

(10)         A Warrant Certificate certified but not delivered by a predecessor Warrant Agent may be delivered by the new or successor Warrant Agent in the name of the predecessor Warrant Agent or successor Warrant Agent.

10.10      Conflict of Interest

The Warrant Agent represents to the Corporation that at the time of the execution and delivery hereof, no material conflict of interest exists between its role as agent and fiduciary hereunder and its role in any other capacity, and it hereby covenants and agrees that if a material conflict of interest arises hereafter, it will, within thirty (30) Business Days after ascertaining that it has such material conflict of interest, either eliminate the conflict of interest or resign its agency hereunder.

If any such material conflict of interest exists or hereafter will exist, the validity and enforceability of this Series I and Series II Warrant Indenture and of the Warrants will not be affected in any manner whatsoever by reason thereof.

10.11      Acceptance of Agency

The Warrant Agent hereby accepts the agency in this Series I and Series II Warrant Indenture declared and provided for and agrees to perform them on the terms and conditions herein set forth.

ARTICLE 11
GENERAL

11.1        Notice to the Corporation and Warrant Agent

(1)           Unless herein otherwise expressly provided, a notice to be given hereunder to the Corporation or the Warrant Agent will be validly given if delivered or if sent by first class mail, postage prepaid, or if sent by facsimile transmission (and receipt of such transmission is confirmed in writing):

(a)           If to the Corporation:

World Color Press Inc.
999 de Maisonneuve West Blvd., Suite 1100
Montreal, Quebec
Canada H3A 3L4

Attention:  Senior Vice President, Legal Affairs and General Counsel
Facsimile:  (514) 877-5104

(b)           If to the Warrant Agent:

Computershare Trust Company of Canada
1500 University Street, Suite 700
Montréal, Quebec
Canada H3A 3S8

Attention:  General Manager, Corporate Trust Services
Facsimile:  (514) 982-7677

and any such notice delivered or sent in accordance with the foregoing will be deemed to have been received on the date of delivery or, if mailed, on the fifth (5th) Business Day following the day of the mailing of the notice or, if given by facsimile transmission, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

(2)           The Corporation or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in Section 11.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, will be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Series I and Series II Warrant Indenture.

(3)           If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, a notice to be given to the Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is delivered or sent by facsimile transmission as provided in Section 11.1(1).

11.2        Notice to Warrantholders

(1)           Unless herein otherwise expressly provided, a notice to be given hereunder to Warrantholders will be deemed to be validly given if the notice is sent by ordinary surface or air mail, postage prepaid, addressed to the Warrantholders or delivered (or so mailed to certain Warrantholders and so delivered to the other Warrantholders) at their respective addresses appearing on any of the registers of holders described in Section 3.1; or, at the option of the party giving notice, such notice may be given by such other method designed to give reasonable general notice thereof, which may include public dissemination of the notice by way of press release and the publication twice in the “Report on Business” section in the national edition of The Globe and Mail newspaper and filing of the notice or a press release with respect thereto on the System for Electronic Document Analysis and Retrieval (SEDAR) administered by CDS Inc.

(2)           A notice so given by mail or so delivered will be deemed to have been given on the fifth (5th) Business Day after it has been mailed or on the day which it has been delivered, as the case may be, and a notice so given by publication or filing will be deemed to have been given on the day on which it has been published or filed as required. In determining under any provision hereof the date when notice of a meeting or other event must be given, the date of giving notice will be included and the date of the meeting or other event will be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Warrantholder will not invalidate any action or proceeding founded thereon.

11.3        Satisfaction and Discharge of Indenture

On the earlier of:

(a)           the date following the Exercise Date by which there has been delivered to the Warrant Agent for surrender all Warrant Certificates theretofor certified hereunder; and

(b)           the Expiry Time;

and if all certificates representing Common Shares required to be issued in compliance with the provisions hereof have been issued and delivered hereunder or to the Warrant Agent in accordance with such provisions, this Series I and Series II Warrant Indenture will cease to be of further effect and, on demand of and at the cost and expense of the Corporation and on delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Series I and Series II Warrant Indenture have been complied with and on payment to the Warrant Agent of the fees and other remuneration payable to the Warrant Agent, the Warrant Agent will execute proper instruments acknowledging satisfaction of and discharging this Series I and Series II Warrant Indenture.

11.4        Benefit of Parties and Warrantholders

Nothing in this Series I and Series II Warrant Indenture or the Warrant Certificates, expressed or implied, will give or be construed to give to any Person other than the parties hereto and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Series I and Series II Warrant Indenture or the Warrant Certificates, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

11.5        Discretion of Directors

Any matter provided herein to be determined by the Directors will be determined by the Directors in their sole discretion, acting reasonably, and all determinations so made will be conclusive and binding on all of the relevant parties and holders.

11.6        Counterparts and Formal Date

This Series I and Series II Warrant Indenture may be executed in several counterparts, each of which when so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument and notwithstanding the date of their execution will be deemed to be dated as of the Effective Date.

11.7        Language

The parties hereby request that this Series I and Series II Warrant Indenture and any related documents be drawn up and executed only in the English language. Les parties demandent par les présentes que le présent acte ainsi que tous les documents y afférents soient rédigés et exécutés en langue anglaise seulement.

11.8        Assignment

Neither this Series I and Series II Warrant Indenture nor any right, interest or obligation hereunder may be assigned by either party without the prior written consent of the other party and any purported assignment of this Series I and Series II Warrant Indenture which does not comply with this Section 11.8 will be considered null and void.

11.9        Benefit of the Agreement

This Series I and Series II Warrant Indenture will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.

11.10      Severability

In the event that any provision hereof shall be determined to be invalid or unenforceable in any respect such determination shall not affect such provision in any other respect or any other provision hereof, all of which shall remain in full force and effect.

IN WITNESS WHEREOF the parties hereto have duly executed this Series I and Series II Warrant Indenture.

WORLD COLOR PRESS INC.

By:	/s/ Roland Ribotti
	Name:	Roland Ribotti
	Title:	Vice-President, Corporate Finance and Treasurer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Fabienne Pinatel
	Name:	Fabienne Pinatel
	Title:	Professional, Corporate Trust

By:	/s/ Julien Lavallière
	Name:	Julien Lavallière
	Title:	Professional, Client Services

SCHEDULE A

FORM OF SERIES I WARRANT CERTIFICATE

CUSIP No.:  •

ISIN No.:   •

Certificate No.:	No. of Series I Warrants:

Series I Warrants to Acquire

Common Shares

of

WORLD COLOR PRESS INC.

(Incorporated under the Canada Business Corporations Act)

THIS IS TO CERTIFY THAT, for value received,                                                              (the “holder”) is the registered holder of the number of Series I Warrants (“Series I Warrants”) of World Color Press Inc. (the “Corporation”) specified above, which Series I Warrants were issued pursuant to the Series I and Series II Warrant Indenture dated as of July 21, 2009, together with all instruments supplemental or ancillary thereto (the “Series I and Series II Warrant Indenture”), between the Corporation and Computershare Trust Company of Canada, as warrant agent (the “Warrant Agent”), and is thereby entitled, for each Series I Warrant held, to be issued fully paid and non-assessable Common Shares (“Common Shares”) in the capital of the Corporation on the basis of one (1) Common Share for each such Series I Warrant, subject to adjustment as provided for in the Series I and Series II Warrant Indenture, on and after the Series I Exercise Date (defined below), upon payment of an exercise price of U.S.$0.01 per Common Share and completion of the other formalities set forth herein for the exercise of Series I Warrants.

Capitalized terms which are used but not otherwise defined herein have the same meaning as in the Series I and Series II Warrant Indenture.

Surrender of this Series I Warrant Certificate will be deemed to have been effected only on personal delivery thereof to, or, if sent by mail or other means of transmission, on actual receipt thereof by, the Warrant Agent at the office specified above.

This Series I Warrant Certificate evidences Series I Warrants of the Corporation issued under the provisions of the Series I and Series II Warrant Indenture. Reference is made to the Series I and Series II Warrant Indenture for particulars of the rights of the holders of the Series I Warrants and of the Corporation and of the Warrant Agent in respect thereof and of the terms and conditions upon which the Series I Warrants are issued and held and may be exercised, all to the same effect as if the provisions of the Series I and Series II Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents.

To the extent of any inconsistency between the terms of the Series I and Series II Warrant Indenture and the terms of this Series I Warrant Certificate, the terms of the Series I and Series II Warrant Indenture will prevail. The Corporation will furnish to the holder, on request and upon payment of a reasonable charge for photocopying and postage, a copy of the Series I and Series II Warrant Indenture or a holder may obtain a copy thereof from www.sedar.com.

The Series I Warrants evidenced by this Series I Warrant Certificate will be exercisable by the holder only on and after the date on which the Current Market Price for the Common Shares, which for purposes hereof shall be determined only pursuant to clause (a) of the definition of Current Market Price, reaches or exceeds the Series I Threshold Price (the “Series I Exercise Date”);

The Series I Warrants will not be exercisable after and will expire at 5:00 p.m. (Montreal time) on July 20, 2014 (the “Expiry Time”), the whole in accordance with the terms and conditions set forth in the Series I and Series II Warrant Indenture.

On and after the date of any exercise of the Series I Warrants evidenced by this Series I Warrant Certificate, the holder will have no rights hereunder except to receive certificates representing the Common Shares thereby issued to the holder hereof, such Common Share certificates to be delivered to the holder in the name, and at the last known address of, the Warrantholder as set forth on the registrar of Series I Warrants maintained by the Warrant Agent. After the Expiry Time, all rights under any unexercised Warrant evidenced hereby will wholly cease and terminate and this Series I Warrant Certificate will be void.

The Corporation will not be obligated to issue any fraction of a Common Share on the exercise of any Series I Warrant. To the extent that a holder of Series I Warrants would otherwise have been entitled to receive, on the exercise of Series I Warrants, a fraction of a Common Share, the Corporation will, in lieu of delivering the fractional Common Share, satisfy the right to receive such fractional interest by payment to the Series I Warrantholder of an amount in cash equal (computed in the case of a fraction of a cent, to the next lower cent) to the value of the right to acquire such fractional interest on the basis of the Current Market Price of the Common Shares on the date of exercise.

The Series I and Series II Warrant Indenture provides for adjustments to the number of Common Shares issuable upon the occurrence of certain events set forth therein.

No Common Share will be issued pursuant to any Series I Warrant if the issuance of such security would constitute a violation of the securities laws of any applicable jurisdiction or require the Corporation to qualify or register such Common Shares, or make any notice or other filing, in any jurisdiction other than the Qualifying Jurisdictions.

The Series I and Series II Warrant Indenture contains provisions making binding on all holders of Series I Warrants outstanding thereunder (i) resolutions passed at meetings of Warrantholders held in accordance with such provisions and (ii) instruments in writing signed by holders of a specified majority of all outstanding Warrants.

On presentation at the principal corporate trust office of the Warrant Agent in Montreal, Quebec, Canada or Toronto, Ontario, Canada subject to the provisions of the Series I and Series II Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Series I Warrant Certificates may be exchanged for one or more Series I Warrant Certificates of different denominations evidencing in the aggregate the same number of Series I Warrants as the Series I Warrant Certificate or Series I Warrant Certificates being exchanged, and such holder will pay the reasonable cost thereof.

The Series I Warrants evidenced by this Series I Warrant Certificate may only be transferred upon compliance with the conditions prescribed in the Series I and Series II Warrant Indenture, on the register of transfers to be kept at the principal corporate trust office of the Warrant Agent in Montreal, Quebec, Canada or Toronto, Ontario, Canada by the holder or, in the case of an individual, his/her executors, liquidators, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, and, upon compliance with such conditions and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be duly noted on such register of transfers by the Warrant Agent.

Notwithstanding the foregoing, the Corporation will be entitled, and may direct the Warrant Agent, to refuse to record any transfer of any Warrant on such register if such transfer would constitute a violation of the securities laws of any jurisdiction or require the Corporation to qualify or register the Common Shares for distribution in any jurisdiction.

The holding of this Series I Warrant Certificate will not constitute the holder a shareholder of the Corporation or entitle the holder to any right or interest in respect thereof except as otherwise provided in the Series I and Series II Warrant Indenture.

This Series I Warrant Certificate will not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Series I and Series II Warrant Indenture. Time will be of the essence hereof.

IN WITNESS WHEREOF the Corporation has caused this Series I Warrant Certificate to be signed by its officers duly authorized in that behalf as of July •, 2009.

WORLD COLOR PRESS INC.

By:
Name:
Title:

This Series I Warrant Certificate is one of the Series I Warrant Certificates referred to in the Series I and Series II Warrant Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Warrant Agent

By:
Authorized Signing Officer

SCHEDULE B

FORM OF SERIES II WARRANT CERTIFICATE

CUSIP No.:  •

ISIN No.:  •

Certificate No.:	No. of Series II Warrants:

Series II Warrants to Acquire

Common Shares

of

WORLD COLOR PRESS INC.

(Incorporated under the Canada Business Corporations Act)

THIS IS TO CERTIFY THAT, for value received,                                                              (the “holder”) is the registered holder of the number of Series II Warrants (“Series II Warrants”) of World Color Press Inc. (the “Corporation”) specified above, which Series II Warrants were issued pursuant to the Series I and Series II Warrant Indenture dated as of July 21, 2009, together with all instruments supplemental or ancillary thereto (the “Series I and Series II Warrant Indenture”), between the Corporation and Computershare Trust Company of Canada, as warrant agent (the “Warrant Agent”), and is thereby entitled, for each Series II Warrant held, to be issued fully paid and non-assessable Common Shares (“Common Shares”) in the capital of the Corporation on the basis of one (1) Common Share for each such Series II Warrant, subject to adjustment as provided for in the Series I and Series II Warrant Indenture, on and after the Series II Exercise Date (defined below), upon payment of an exercise price of U.S.$0.01 per Common Share and completion of the other formalities set forth herein for the exercise of Series II Warrants.

Capitalized terms which are used but not otherwise defined herein have the same meaning as in the Series I and Series II Warrant Indenture.

Surrender of this Series II Warrant Certificate will be deemed to have been effected only on personal delivery thereof to, or, if sent by mail or other means of transmission, on actual receipt thereof by, the Warrant Agent at the office specified above.

This Series II Warrant Certificate evidences Series II Warrants of the Corporation issued under the provisions of the Series I and Series II Warrant Indenture. Reference is made to the Series I and Series II Warrant Indenture for particulars of the rights of the holders of the Series II Warrants and of the Corporation and of the Warrant Agent in respect thereof and of the terms and conditions upon which the Series II Warrants are issued and held and may be exercised, all to the same effect as if the provisions of the Series I and Series II Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents.

To the extent of any inconsistency between the terms of the Series I and Series II Warrant Indenture and the terms of this Series II Warrant Certificate, the terms of the Series I and Series II Warrant Indenture will prevail. The Corporation will furnish to the holder, on request and upon payment of a reasonable charge for photocopying and postage, a copy of the Series I and Series II Warrant Indenture or a holder may obtain a copy thereof from www.sedar.com.

The Series II Warrants evidenced by this Series II Warrant Certificate will be exercisable by the holder only on and after the date on which the Current Market Price for the Common Shares, which for purposes hereof shall be determined only pursuant to clause (a) of the definition of Current Market Price, reaches or exceeds the Series II Threshold Price (the “Series II Exercise Date”).

The Series II Warrants will not be exercisable after and will expire at 5:00 p.m. (Montreal time) on July 20, 2014 (the “Expiry Time”), the whole in accordance with the terms and conditions set forth in the Series I and Series II Warrant Indenture.

On and after the date of any exercise of the Series II Warrants evidenced by this Series II Warrant Certificate, the holder will have no rights hereunder except to receive certificates representing the Common Shares thereby issued to the holder hereof, such Common Share certificates to be delivered to the holder in the name, and at the last known address of, the Series II Warrantholder as set forth on the registrar of Series II Warrants maintained by the Warrant Agent. After the Expiry Time, all rights under any unexercised Series II Warrant evidenced hereby will wholly cease and terminate and this Series II Warrant Certificate will be void.

The Corporation will not be obligated to issue any fraction of a Common Share on the exercise of any Series II Warrant. To the extent that a holder of Series II Warrants would otherwise have been entitled to receive, on the exercise of Series II Warrants, a fraction of a Common Share, the Corporation will, in lieu of delivering the fractional Common Share, satisfy the right to receive such fractional interest by payment to the Series II Warrantholder of an amount in cash equal (computed in the case of a fraction of a cent, to the next lower cent) to the value of the right to acquire such fractional interest on the basis of the Current Market Price of the Common Shares on the date of exercise.

The Series I and Series II Warrant Indenture provides for adjustments to the number of Common Shares issuable upon the occurrence of certain events set forth therein.

No Common Share will be issued pursuant to any Series II Warrant if the issuance of such security would constitute a violation of the securities laws of any applicable jurisdiction or require the Corporation to qualify or register such Common Shares, or make any notice or other filing, in any jurisdiction other than the Qualifying Jurisdictions.

The Series I and Series II Warrant Indenture contains provisions making binding on all holders of Series II Warrants outstanding thereunder (i) resolutions passed at meetings of Warrantholders held in accordance with such provisions and (ii) instruments in writing signed by holders of a specified majority of all outstanding Warrants.

On presentation at the principal corporate trust office of the Warrant Agent in Montreal, Quebec, Canada or Toronto, Ontario, Canada subject to the provisions of the Series I and Series II Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Series II Warrant Certificates may be exchanged for one or more Series II Warrant Certificates of different denominations evidencing in the aggregate the same number of Series II Warrants as the Series II Warrant Certificate or Series II Warrant Certificates being exchanged, and such holder will pay the reasonable cost thereof.

The Series II Warrants evidenced by this Series II Warrant Certificate may only be transferred, upon compliance with the conditions prescribed in the Series I and Series II Warrant Indenture, on the register of transfers to be kept at the principal corporate trust office of the Warrant Agent in Montreal, Quebec, Canada or Toronto, Ontario, Canada by the holder or, in the case of an individual, his/her executors, liquidators, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, and, upon compliance with such conditions and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be duly noted on such register of transfers by the Warrant Agent.

Notwithstanding the foregoing, the Corporation will be entitled, and may direct the Warrant Agent, to refuse to record any transfer of any Series II Warrant on such register if such transfer would constitute a violation of the securities laws of any jurisdiction or require the Corporation to qualify or register the Common Shares for distribution in any jurisdiction.

The holding of this Series II Warrant Certificate will not constitute the holder a shareholder of the Corporation or entitle the holder to any right or interest in respect thereof except as otherwise provided in the Series I and Series II Warrant Indenture.

This Series II Warrant Certificate will not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Series I and Series II Warrant Indenture. Time will be of the essence hereof.

IN WITNESS WHEREOF the Corporation has caused this Series II Warrant Certificate to be signed by its officers duly authorized in that behalf as of July •, 2009.

WORLD COLOR PRESS INC.

By:
Name:
Title:

This Series II Warrant Certificate is one of the Series II Warrant Certificates referred to in the Series I and Series II Warrant Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Warrant Agent

By:
Authorized Signing Officer

APPENDIX 1

NOTICE OF EXERCISE

The undersigned Holder of the [Series I] [Series II] Warrants evidenced by this [Series I] [Series II] Warrant Certificate hereby exercises the right of such Holder to be issued, and hereby subscribes for, the Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such [Series I] [Series II] Warrant Certificate and in the Series I and Series II Warrant Indenture.

The undersigned hereby acknowledges that the undersigned is aware that the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation.

The undersigned hereby elects to exercise the Warrants evidenced by this Warrant Certificate in accordance with:

Section 4.1(1) of the Series I and Series II Warrant Indenture with respect to                       Warrants;

-and/or-

Section 4.1(2) of the Series I and Series II Warrant Indenture with respect to                       Warrants.

The undersigned hereby irrevocably directs that the said Common Shares be issued, registered and delivered as follows:

Name(s) in Full and Social Insurance Number(s)/Social Security Number(s) (if applicable)	Address(es)	Number of Shares

Taxpayer Identification Number, if applicable:

Please print the full name in which certificates representing the Common Shares are to be issued. If any Common Shares are to be issued to a person or persons other than the Holder, the Holder must pay to the Trustee all exigible transfer taxes or other government charges. The signature of the Holder must be guaranteed by an “Eligible Institution”, or in some other manner satisfactory to the arrant Agent. An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the

1 - 1

New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

IF NOT EXERCISED ON OR PRIOR TO 5:00 P.M. (MONTREAL TIME) ON THE EXPIRY DATE (AS DEFINED IN THE SERIES I AND SERIES II WARRANT INDENTURE), THE WARRANTS EVIDENCED BY THIS CERTIFICATE WILL BE CANCELLED AND BECOME ABSOLUTELY VOID.

It is understood that the Corporation may require evidence to verify the foregoing representation.

DATED THIS                 day of             , 20          .

)
)
)
)
)
	)	Signature of Registered Holder
)
)
)
Witness	)	Name of Registered Holder

☐            Please check if the certificates representing the Common Shares are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed to the address set out above. Certificates will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate to the Warrant Agent.

1 - 2

APPENDIX 2

FORM OF TRANSFER

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to

Name:

Address:

(such Person, the “Transferee”)                                    [Series I] [Series II] Warrants of World Color Press Inc. (the “Corporation”) represented by this [Series I] [Series II] Warrant Certificate and does hereby appoint                                                      as its attorney with full power of a substitution to transfer the Warrants on the appropriate register of the Warrant Agent.

DATED this               day of                                      ,                 .

)
	)	Signature of Transferor
)
)
)
	)	Name of Transferor

Signature of Transferor must be guaranteed by a Canadian chartered bank, a major Canadian trust company or by a Medallion signature guarantee from a member of a recognized signature Medallion program

NOTE:           The signature of the Transferor must be the signature of the registered holder appearing on the face of this [Series I] [Series II] Warrant Certificate.

If this Form of Transfer is signed by an agent, executor, administrator, curator, guardian, attorney, officer of a corporation or any Person acting in a fiduciary or representative capacity, the Certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Corporation.

2 - 1